As filed with the Securities and Exchange Commission on May 12, 2005

Registration No. 333-123220

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-2

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

UNIFIED WESTERN GROCERS, INC.

(Exact name of registrant as specified in its charter)

California	95-0615250
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5200 Sheila Street

Commerce, California 90040

(323) 264-5200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert M. Ling, Jr.

Executive Vice President, Secretary and General Counsel

Unified Western Grocers, Inc.

5200 Sheila Street

Commerce, California 90040

(323) 264-5200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Kristy D. Palmquist, Esquire

Sheppard, Mullin, Richter & Hampton LLP

333 South Hope Street

48th Floor

Los Angeles, California 90071

(213) 617-5472

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☒

If the registrant elects to deliver its latest annual report to securities holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount Of Registration Fee (1)
Partially Subordinated Patrons’ Deposit Accounts	$50,000,000	None	$50,000,000	$5,885

(1)	Amount of registration fee previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8 (a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the commission acting pursuant to said Section 8 (a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated May 12, 2005

Prospectus

UNIFIED WESTERN GROCERS, INC.

$50,000,000 Partially Subordinated Patrons’ Deposit Accounts

Unified Western Grocers, Inc.

5200 Sheila Street

Commerce, California 90040

(323) 264-5200

Price to the public: $50,000,000

Proceeds to Unified: $50,000,000

•      Offering of deposit accounts to members.

•      There is no established public trading market for these deposit accounts.

Unified is a retailer-owned, grocery wholesale cooperative. Unified’s customers include both its members and non-members. Members are required to own Unified’s Class B shares, and may choose to acquire such shares over time if a subordinated cash deposit is provided for the full amount of the Class B share requirement. This prospectus relates only to the required subordinated cash deposit related to the member’s Class B share requirement. The required deposits are subordinated to certain senior indebtedness of Unified, do not bear interest and are not secured.

Placing funds in deposit accounts involves risks. See “ Risk Factors” beginning on page 5 for a discussion of factors you should consider before placing funds in deposit accounts.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This offer is not underwritten.

The date of this prospectus is May     , 2005

Along with this prospectus we are providing a copy of our Annual Report on Form 10-K for the fiscal year ended October 2, 2004, our Amendment No. 1 to Annual Report on Form 10-K/A for the fiscal year ended October 2, 2004, our definitive Proxy Statement on Schedule 14A dated January 6, 2005, relating to our annual meeting of shareholders held on February 15, 2005, and our Quarterly Report on Form 10-Q for the period ended January 1, 2005.

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus and the documents incorporated by reference are complete and accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. This information is available without charge upon written or oral request. See “WHERE YOU CAN FIND MORE INFORMATION.”

PROSPECTUS SUMMARY

This summary highlights information and matters described more fully elsewhere in this prospectus and the documents incorporated by reference in this prospectus. You should read this summary in connection with the more detailed information, including our consolidated financial statements and the related notes, appearing elsewhere in this prospectus or incorporated by reference in this prospectus. You should carefully consider, among other things, the matters discussed in the section entitled “RISK FACTORS.” You should carefully read each document incorporated by reference in this prospectus. See “INCORPORATION BY REFERENCE.”

In this prospectus the terms “Unified,” “the Company,” “we,” “us,” or “our” refer to Unified Western Grocers, Inc.

Business

Unified is a retailer-owned, grocery wholesale cooperative serving supermarket operators located primarily in the western United States and the South Pacific. The Company’s customers include its owners and non-owners, who are also referred to as Members and non-members, respectively, throughout this prospectus. The Company’s customers are independent grocers who range in size from single store operators to multiple store regional supermarket chains. The Company sells a wide variety of products typically found in supermarkets. Unified also provides support services to its customers, including insurance and financing. The availability of specific products and services may vary by geographic region.

In September 1999, Unified completed a merger with United Grocers, Inc., a grocery cooperative headquartered in Milwaukie, Oregon. In connection with the merger, the Company changed its name from Certified Grocers of California, Ltd. to Unified Western Grocers, Inc.

Earnings from the Company’s subsidiaries and from business conducted on a non-patronage basis are retained by the Company. Earnings from business conducted on a patronage basis are distributed to Members in the form of patronage dividends. See “DESCRIPTION OF DEPOSIT ACCOUNTS—Patronage Dividends.”

Unified is a California corporation organized in 1922 and incorporated in 1925. Our principal executive offices are located at 5200 Sheila Street, Commerce, California 90040, and our telephone number is (323) 264-5200.

Financial Condition and Results of Operations

The documents filed with the SEC and incorporated herein by reference contain information regarding the Company’s recent operating results and current financial condition. See “INCORPORATION BY REFERENCE.”

Membership Requirements

Unified does business primarily with those customers that have been accepted as Members. Members are required to meet minimum purchase requirements and specific capitalization requirements, which include capital stock ownership and may include required cash deposits. The capitalization and minimum purchase requirements may be modified at any time at the discretion of the Board.

Specifically, persons or entities seeking to qualify for and maintain their status as a Member of the Company must:

•	Own Class A and Class B Shares in an amount specified by the Board;

•	Be a retailer engaged in selling grocery-related and general merchandise products;

•	Purchase products from Unified in amounts and in a manner that is established by the Board;

•	Meet certain financial performance criteria;

•	Make application in the form prescribed by Unified; and

•	Be accepted as a Member by the Board.

An entity that does not meet the requirements to be a Member, or does not desire to become a Member, may conduct business with Unified as a non-member customer on a non-patronage basis. The Company previously conducted business on a patronage basis with entities, known as “associate-patrons,” that did not desire to become Members. The Company does not intend to sell to non-members on a patronage basis in the future.

Class A Share Requirement

Each Member is required to own a number of Class A Shares as may be established by the Board. Unified currently requires each Member to own 200 Class A Shares at the end of fiscal 2004, 250 shares at the end of fiscal 2005, 300 shares at the end of fiscal 2006, and 350 shares at the end of fiscal 2007. The purchase price for the Class A Shares is the book value per share of the Company’s outstanding shares at the close of the fiscal year end prior to purchase.

Class B Share Requirement

Each Member is required to own such number of Class B Shares as may be established by the Board. Unified currently requires each Member to own Class B Shares having an issuance value equal to approximately twice the Member’s average weekly purchases, except for certain product categories which are approximately one times the Member’s average weekly purchases. This requirement to own Class B Shares is referred to as the “Class B Share requirement.” Members meeting certain qualifications may elect to maintain a reduced Class B Share requirement. See “DESCRIPTION OF DEPOSIT ACCOUNTS—Reduced Share Requirement.”

Class B Shares required to be held by a new Member may be acquired over the five consecutive fiscal years commencing with the first year after admission as a Member at the rate of 20% per year if a subordinated cash deposit is provided for the full amount of the Class B Share requirement. The required cash deposits of Members are subordinated to certain senior indebtedness of the Company.

Non-member customers may be required to provide a cash deposit in order to purchase products on credit terms established by the Company. Members may also maintain deposits with Unified in excess of the required amounts. Member deposits in excess of the required deposit amounts and deposits of non-members are not subordinated to senior indebtedness of the Company and are not being registered as part of this offering. The deposits of both Members and non-member customers secure their obligations to the Company and are not segregated from other funds of Unified. Subsequent to the Company’s merger with United Grocers, Inc., former United Grocers’ members who did not receive sufficient Class B Shares to meet the minimum Class B Share requirement were provided the opportunity to build the Class B Share requirement over time. See “DESCRIPTION OF DEPOSIT ACCOUNTS—General.”

Subordination of Members’ Deposits

The required cash deposits of Members are contractually subordinated and subject to the prior payment in full of certain senior indebtedness of the Company. As a condition of becoming a Member, each Member is required to execute a subordination agreement providing for the subordination of the Member’s required cash deposits. Non-members are not required to execute subordination agreements.

The senior indebtedness to which the Members’ deposit accounts are subordinated is described in this prospectus. Generally, no payment can be made by the Company with respect to the required cash deposits in the event of an uncured default by the Company relating to senior indebtedness, or in the event of dissolution, liquidation, insolvency or other similar proceedings, until all senior indebtedness has been paid in full. Repayment of deposit amounts is not currently limited by the Company’s financial covenants in its loan agreements but is at the discretion of the Company. Amounts in the deposit accounts that are in excess of the required deposit amount are not subject to subordination. The subordination agreements executed by Members on and after January 14, 1994 differ from the subordination agreements executed by Members before January 14, 1994. The outstanding amount of senior indebtedness to which the required deposits is subordinated totaled approximately $207.2 million and $214.4 million as of January 1, 2005 and October 2, 2004, respectively. See “DESCRIPTION OF DEPOSIT ACCOUNTS—Subordination.”

Interest

The Company does not pay interest on the required cash deposit amounts. The Company currently pays interest at the prime rate for any cash deposits in excess of the Member’s required deposit amount. See “DESCRIPTION OF DEPOSIT ACCOUNTS—Interest.”

Repayment

Upon request, the Company will return to Members any cash deposit amounts in excess of the required deposit amount, provided that the Member is not in default of any of its obligations to Unified. A Member may have an amount in its deposit account that exceeds the required amount if the Member’s purchases during the period when the required deposit amount is determined have declined from the previous measuring period or the Member has received cash patronage dividends, which are deposited into the Member’s deposit account. If membership status is terminated, a Member is entitled to have its deposit returned, less any amounts owed to Unified. In all cases, a return of that portion of a Member’s cash deposit that consists of required deposits will be governed by the applicable subordination provisions and will be returned only to the extent permitted by the subordination provisions. See “DESCRIPTION OF DEPOSIT ACCOUNTS—Repayment.”

Other Significant Aspects

The deposit accounts are unsecured, nontransferable without Unified’s consent, and pledged to Unified. See “DESCRIPTION OF DEPOSIT ACCOUNTS—Other Significant Aspects.”

RISK FACTORS

An investment in our deposit accounts involves significant risks. You should carefully consider the risks, uncertainties and other factors described below, along with the other information contained or incorporated by reference in this prospectus, before placing funds in deposit accounts. The risks, uncertainties and other factors described below are not the only ones we face. You should refer to the information incorporated by reference in this prospectus for additional discussion of risk factors. In addition, there may be other risks, uncertainties and other factors that we do not currently consider material or that are not currently known to us. If any of the following risks were to occur, our business, affairs, prospects, assets, financial condition, results of operations and cash flows could be materially adversely affected. If this occurs, you could lose all or part of your deposit account.

Risks Related to Deposit Accounts

Your required deposit will be subordinated to certain senior indebtedness of the Company.

We will require each Member to execute a subordination agreement that provides for the subordination in certain circumstances of the Member’s right to repayment of its required cash deposit in full until all indebtedness to the Company is satisfied. If Unified goes into default on certain senior indebtedness, Members will not be refunded their required deposit unless the senior indebtedness is paid in full. The outstanding amount of senior indebtedness to which the required deposits is subordinated totaled approximately $207.2 million and $214.4 million at January 1, 2005 and October 2, 2004, respectively. The Company also requires each shareholder to pledge, as collateral, Class A, B and E Shares of the Company, as well as all patronage dividend certificates (“Patronage Certificates”), to secure their obligations to Unified. Patronage Certificates are unsecured general obligations and are subordinated to certain indebtedness of Unified. The Patronage Certificates, along with the Class A, B and E shares, are not subject to offset by the holder and are nontransferable without the consent of Unified. Individual shareholders of corporate Members are generally required to guarantee the obligations of the corporate Member. See “DESCRIPTION OF DEPOSIT ACCOUNTS—Subordination.”

Your deposit account is not transferable.

You must have Unified’s permission to transfer your ownership of a deposit account to someone other than Unified. Unified will normally not grant its consent. If you do not pay the amounts you owe to Unified, we may take your deposit account balance as necessary to pay those obligations. See “DESCRIPTION OF DEPOSIT ACCOUNTS—Other Significant Aspects.”

A portion of the deposit accounts does not bear interest.

The minimum required cash deposit amount does not bear interest. Therefore, Members will receive no return on their minimum required cash deposit maintained with the Company. See “DESCRIPTION OF DEPOSIT ACCOUNTS—Interest.”

Your deposit account will be an unsecured obligation.

Your investment in a deposit account will not be secured by any lien upon any assets of Unified and will not be segregated from the other funds of Unified. Accordingly, there is a risk to the Member that no payment will be made by the Company with respect to the required deposit in the event of an uncured default by the Company with respect to senior indebtedness, or in the event of dissolution, liquidation, insolvency or other similar proceedings, until all senior indebtedness has been paid in full.

We may not be able to repay your deposit account in a timely manner.

You may request that any amount you have in a deposit account in excess of the required deposit amount be returned to you provided that you are not in default of any of your obligations to Unified. If you ever cease being a Member, then you are entitled to have your deposits returned, less amounts owed to Unified. Our ability to repay your deposit account is subject to Unified’s prior satisfaction of its obligations to its senior creditors. Unified does not maintain any segregated funds to repay deposits, whether excess deposits or required deposits. See “DESCRIPTION OF DEPOSIT ACCOUNTS—Repayment.”

Risks Related to Our Business

The markets in which we operate are highly competitive.

The wholesale food distribution and retail grocery industries are highly competitive and characterized by high volume and low profit margins. The shifting of market share among competitors is typical of the wholesale food business as competitors attempt to increase sales in various markets. A significant portion of the Company’s sales are made at prices based on the cost of products it sells plus a markup. As a result, the Company’s profit levels may be negatively impacted if it is forced to respond to competitive pressure by reducing prices.

The increased competition has caused the industry to undergo changes as participants seek to lower costs, further increasing pressure on the industry’s already low profit margins. In addition to price competition, food wholesalers also compete with regard to quality, variety and availability of products offered, strength of private label brands offered, schedules and reliability of deliveries and the range and quality of services provided.

Continued consolidation in the industry, consolidation among the Company’s suppliers, new entrants and trends toward vertical integration could create additional competitive pressures that reduce margins and adversely affect the Company’s business, financial condition and results of operations.

The Company may experience reduced sales if Members lose market share.

The Company’s customers face increasing competition at the retail distribution level with several large fully integrated chain store organizations, as well as alternative format food stores including warehouse stores and supercenters. These supercenters have benefited from concentrated buying power and low-cost distribution technology, and have increasingly gained market share at the expense of traditional supermarket operators, including some independent operators, many of who are the Company’s customers. The market share of such alternative format stores is expected to grow in the future, potentially resulting in a loss of sales volume for the Company. A loss of sales volume could potentially cause patronage dividends to be reduced and/or the book value of the Company’s shares to decrease, thereby reducing the value of the Members’ Class B Shares.

The Company may experience reduced sales if Members purchase directly from suppliers.

Increased industry competitive pressure is causing some of the Company’s Members that can qualify to purchase directly from suppliers to increase their level of direct purchases from suppliers and expand their self-distribution activities. The Company’s operating results could be adversely affected if a significant reduction in distribution volume occurred in the future.

Members may not retain sales volume improvements realized from the fiscal 2004 strike.

On October 11, 2003, members of the United Food and Commercial Workers union (“UFCW”) in Southern California went on strike against one of the area’s large grocery retail chains. At the time of the strike, the retailer’s other two bargaining partners agreed to lock out workers until a contract settlement was reached. As a result of the strike, which was settled on February 26, 2004, the Company experienced higher sales during the first and second quarters of fiscal 2004 as some consumers began patronizing independent retailers rather than the larger grocery retail chains targeted by the strike.

Following the resolution of the strike, the Company experienced a reduction in sales and costs from the strike volume levels as consumers returned to their prior shopping patterns. The Company experienced a mixed result following the strike, as some retailers were able to retain new customers gained during the strike, while other retailers’ volume returned to more normalized levels. The ability of the Company’s Member and non-member customers to maintain any post-strike volume gains is uncertain. Due to the many factors involved, an exact measurement of benefit from the additional volume and sales retained following the strike cannot be precisely determined. If the Company is not able to replace lost post-strike volume, its sales performance may be negatively affected compared to fiscal 2004 results.

We are vulnerable to changes in general economic conditions.

The Company is affected by certain economic factors that are beyond its control including inflation. An inflationary economic period could impact the Company’s operating expenses in a variety of areas, including, but not limited to, employee wages, benefits and workers’ compensation insurance, as well as energy and fuel costs. A significant portion of the Company’s debt is at floating interest rates and an inflationary economic cycle typically results in higher interest costs. The Company operates in an industry characterized by low margins within a highly competitive marketplace; therefore, passing on such cost increases to customers could be difficult. To the extent the Company is unable to mitigate increasing costs, patronage dividends may be reduced and/or the book value of the Company’s shares may decrease, thereby reducing the value of the Members’ Class B Shares.

The Company holds investments in the common and preferred stock of certain Members. These investments are generally held at cost or the equity method and are periodically evaluated for impairment. As a result, changes in the economic environment that adversely affect the business of these Members could result in the write-down of these investments. This risk is unique to a cooperative form of business in that investments are made to support Members’ businesses, and those economic conditions that adversely affect the Members can also reduce the value of the Company’s investment, and hence the book value of the underlying capital shares.

We will continue to be subject to risk of loss of member volume.

We will continue to be subject to the risks associated with consolidation within the grocery industry. When independent retailers are acquired by large chains with self-distribution capacity, are driven from business by larger grocery chains, or become large enough to develop their own self-distribution system, we will lose distribution volume. Members may also select other wholesale providers. Reduced volume is normally injurious to profitable operations since fixed costs must be spread over a lower sales volume.

We are exposed to potential product liability claims.

The packaging, marketing and distribution of food products purchased from others involve an inherent risk of product liability, product recall and adverse publicity. Such products may contain contaminants that may be inadvertently redistributed by the Company. These contaminants may result in illness, injury or death if such contaminants are not eliminated. Accordingly, the Company maintains stringent quality standards on the products it purchases from suppliers, as well as products manufactured by the Company itself. The Company generally seeks contractual indemnification and insurance coverage from parties supplying its products and rigorously tests its private brands and manufactured products to ensure the Company’s quality standards are met. In addition, the Company is insured for product liability claims and believes its coverage to be adequate. However, product liability claims in excess of available reserves and insurance coverage, as well as the negative publicity surrounding any assertion that the Company’s products caused illness or injury could have a material adverse effect on its reputation and on the Company’s business, financial condition and results of operations.

Our insurance reserves may be inadequate if unexpected losses occur.

The Company’s insurance subsidiaries are regulated by the State of California and are subject to the rules and regulations promulgated by the appropriate regulatory agencies. In addition, the Company is self insured for workers’ compensation up to $300,000 per incident and maintains appropriate reserves to cover anticipated payments. Insurance reserves are recorded based on estimates made by management and validated by third party actuaries to ensure such estimates are within acceptable ranges. Actuarial estimates are based on detailed analyses of health care cost trends, mortality rates, claims history, demographics, industry trends and federal and state law. As a result, the amount of reserve and related expense is significantly affected by the outcome of these studies. Although the Company believes its reserves to be adequate, significant and adverse changes in the experience of claims settlement, legislative changes and other underlying assumptions could negatively impact operating results.

The successful operation of our business depends upon the supply and marketing relationships from other companies.

The Company depends upon third parties for supply of products and raw materials. Any disruption in the services provided by any of these suppliers, or any failure by them to handle current or higher volumes of activity, could have a material adverse effect on the Company’s business, prospects, financial condition, operating results and cash flows.

The Company participates in various marketing and promotional programs to increase sales volume and reduce merchandise costs. Failure to continue these relationships on terms that are acceptable to Unified, or to obtain adequate marketing relationships could have a material adverse effect on the Company’s business, prospects, financial condition, operating results and cash flows.

Increased energy, diesel fuel and gasoline costs could reduce our profitability.

The Company’s operations require and are dependent upon the continued availability of substantial amounts of electricity, diesel fuel and gasoline to manufacture, store and transport products. The Company’s trucking operations are extensive and diesel fuel storage capacity represents approximately two weeks average usage. The prices of electricity, diesel fuel and gasoline fluctuate significantly over time. Given the competitive nature of the grocery industry, we may not be able to pass on increased costs of production, storage and transportation to our customers. As a result, either a shortage or significant increase in the cost of electricity, diesel fuel or gasoline could disrupt distribution activities and negatively impact our business and results of operations.

Strike or work stoppage by our union employees could disrupt our business.

Approximately 62% of our employees are covered by collective bargaining agreements, some of which are due to expire in fiscal 2005. The inability to negotiate acceptable contracts with the unions could result in a strike or work stoppage and increased operating costs resulting from higher wages or benefits paid to union members or replacement workers. Such outcome could have a material negative impact on the Company’s operations and financial results.

Members will be required to report as income any patronage dividends that we distribute in the form of qualified written notices of allocation.

Members are required to consent to include in their gross income, in the year received, all cash as well as the stated dollar amount of all qualified written notices of allocation, including Patronage Certificates and the book value of Class B Shares distributed to them as part of the qualified written notices of allocation. Class B Shares distributed as part of the qualified written notices of allocation are also subject to state income and corporation franchise taxes in California and may be subject to these taxes in other states. The Member does not include a nonqualified written notice of allocation, whether in Class B Shares, Class E Shares or Patronage Certificates, as income in the year of receipt and the Company is not entitled to an income tax deduction in the year of issuance. The Member will have ordinary taxable income and the Company will have an income tax deduction when the stock is redeemed or the subordinated patronage dividend certificate is paid in cash or property. The Company’s Board will determine whether patronage dividends will be paid in the form of qualified written notices of allocation or nonqualified written notices of allocation. For the fiscal years ended 2002, 2003 and 2004, the Company’s Board determined that patronage dividends would be paid in the form of nonqualified written notices of allocation for the Cooperative Division. Patronage dividends paid in the Dairy Divisions were paid in the form of qualified written notices of allocation.

Members are urged to consult their tax advisors with respect to the applicability of U.S. federal income, state or local tax rules on the ownership and disposition of Class A, Class B and Class E Shares and the receipt of Patronage Certificates with respect to their own tax status.

Changes in our operations can reduce the value of the goodwill we carry as an asset on our balance sheets.

The Company’s operating results are highly dependent upon either maintaining or growing its distribution volume to its customers. The Company’s top ten Member and non-member customers constituted approximately 37% of total sales for the thirteen-week period ended January 1, 2005. A significant loss in membership or volume could adversely affect the Company’s operating results. The Merger with United resulted in the recording of goodwill representing the intangible assets of the acquired business. The book value of the goodwill was approximately $24.7 million at January 1, 2005. Although the sales volume and customer base of the combined entity remains strong, significant reductions in distribution volume in the future could potentially impair the carrying amount of goodwill, necessitating a write-down of this asset.

Unified’s liquidity might be adversely affected if Unified were required to return a substantial amount of the deposit accounts at one time or over a brief period of time.

Since the deposit accounts are not segregated from Unified’s other funds, Unified’s liquidity might be adversely affected if Unified were required to return a substantial amount of the deposit accounts at one time or over a brief period of time. While Unified’s liquidity has not been adversely affected in the past as a result of the return of deposits to Members, there can be no assurance that Unified’s liquidity would not be adversely affected in the future as a result of the return to Members of a substantial amount of deposit accounts. In addition, Unified does not maintain any segregated funds to provide for the repayment of deposit accounts, nor are the deposit accounts secured obligations of Unified. Thus, in the event a substantial amount of deposit accounts were required to be repaid by Unified at one time or over a brief period of time, or in the event Unified were to experience financial difficulties or to become insolvent, there can be no assurance with respect to Unified’s ability to repay the deposit accounts and with respect to the ability of Unified’s Members to recover the amount of their deposit accounts.

A loss of our cooperative tax status could increase our tax liability.

Subchapter T of the Internal Revenue Code sets forth rules for the tax treatment of cooperatives. As a cooperative, we are not taxed on earnings from Member business that we deem to be patronage income allocated to our Members. However, we are taxed as a typical corporation on the remainder of our earnings from non-patronage business conducted with Members (those earnings which we have not deemed to be patronage income) and on earnings from business conducted with non-member customers on a non-patronage basis. If we were not entitled to be taxed as a cooperative, our tax liability would be significantly increased. For additional information regarding our cooperative structure and the taxation of cooperatives, see the discussion in the “Business” section of our Annual Report on Form 10-K under the caption “Tax Matters.”

RATIO OF EARNINGS TO FIXED CHARGES

	Thirteen Weeks Ended January 1, 2005		Fiscal Year
			2004		2003		2002		2001		2000
Ratio of earnings to fixed charges (1)	4.08	x	2.36	x	2.02	x	1.79	x	1.44	x	1.41	x

(1)	Adjusted earnings used in computing the ratio of earnings to fixed charges consist of earnings from continuing operations before income taxes (benefit) and patronage dividends, plus amortization of capitalized interest and fixed charges, less capitalized interest. Fixed charges consist of the sum of the portion of rental expense that is representative of the interest factor, interest expense (including amortization of deferred financing costs) and capitalized interest.

USE OF PROCEEDS

To the extent that deposit accounts of Members increase in amount and to the extent that deposit accounts are opened and maintained in connection with the acceptance of new Members, proceeds to the Company will be utilized for general corporate purposes. The Company does not have a specific plan for allocation, as this will depend on the status of the business at the time proceeds are actually received; however, general corporate purposes, including working capital needs, will support the increased expenses associated with a new Member, including, but not limited to:

•	reduction of indebtedness;

•	capital expenditures, including purchasing and maintaining offices, warehouses and manufacturing facilities and equipment;

•	payroll expenses;

•	other administrative expenses;

•	purchases of raw materials;

•	advertising and marketing;

•	packaging; and

•	transportation.

Specific circumstances that could lead to a reallocation of resources among these items include the following: increased or decreased cost of fuel or raw materials; a need to increase or replace existing facilities; potential acquisitions of complementary businesses; or a shift to outsourcing of production.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Part II, Item 7 of the Company’s Annual Report on Form 10-K for the year ended October 2, 2004 for additional information regarding the Company’s use of funds and factors that could affect its reallocation.

METHOD OF OFFERING

Persons or entities whom Unified accepts as Members from time to time are required, as a condition of acceptance into membership and the conduct of ongoing business with Unified, to execute subordination agreements, which will be effective from and after their date of execution, providing for the maintenance of deposit accounts with Unified, the pledging of their deposit accounts to Unified to secure their obligations to Unified, and the subordination of the portion of their deposit accounts that consists of required deposits. Non-member customers who may be required to provide cash deposits in order to purchase products on credit terms established by the Company and to secure their obligations to the Company are not required to execute subordination agreements. See “DESCRIPTION OF DEPOSIT ACCOUNTS—Subordination.”

The offering of the deposit accounts pursuant to this prospectus will be made by Unified through its regular employees, who will not receive any additional remuneration in connection therewith. No offerings will be made through brokers, and there are no underwriters.

DESCRIPTION OF DEPOSIT ACCOUNTS

The Company is offering deposit accounts to Members in an aggregate amount of $50,000,000.

General

Persons or entities seeking to qualify for and maintain their status as a Member of the Company must:

•	Own Class A and Class B Shares in an amount specified by the Board;

•	Be a retailer engaged in selling grocery-related and general merchandise products;

•	Purchase products from Unified in amounts and in a manner that is established by the Board;

•	Meet certain financial performance criteria;

•	Make application in the form prescribed by Unified; and

•	Be accepted as a Member by the Board.

Each Member is required to own such number of Class A Shares as may be established by the Board. Unified currently requires each Member to own 200 Class A Shares at the end of fiscal 2004, 250 shares at the end of fiscal 2005, 300 shares at the end of fiscal 2006, and 350 shares at the end of fiscal 2007. The purchase price for the Class A Shares is the book value per share of the Company’s outstanding shares at the close of the fiscal year end prior to purchase.

In addition, Unified currently requires each Member to hold Class B Shares having an issuance value equal to approximately twice the Member’s average weekly purchases, except for certain product categories which are approximately one times the Member’s average weekly purchases (the “Class B Share requirement”). If purchases are not made weekly, the average weekly purchases are based on the number of weeks in which purchases were actually made. Entities not meeting these minimum purchase requirements can purchase products on a non-patronage basis. The Class B Share requirement is determined twice a year, at the end of the Company’s second and fourth fiscal quarters, based on the Member’s purchases from the Cooperative Division (see “Patronage Dividends” below) during the preceding four quarters. At the end of the fourth quarter of fiscal 2004, the requirement was based on Members’ purchases over the preceding two quarters only, so as to exclude any excess purchase volume that may have occurred as a result of a labor dispute in Southern California involving the three major national supermarket chains from October 2003 to February 2004. In October 2004, the Board approved certain modifications to the Class B Share requirement, effective as of March 31, 2005. Pursuant to such modifications, Members meeting certain qualifications may elect to maintain a reduced Class B Share requirement. See “Reduced Share Requirement” below.

The purchase price for Class B Shares may be paid by either direct purchase or new Members may satisfy their Class B Share requirement over the five consecutive fiscal years commencing with the first year after admission as a Member at the rate of 20% per year if a subordinated cash deposit (“Required Deposit”) is provided for the full amount of the Class B Share requirement. The Required Deposit may generally be paid either in full upon acceptance as a Member or 75% upon acceptance and the balance paid over a 26-week period. Members may also maintain deposits with Unified in excess of such required amounts. Former United Grocers, Inc. members who did not have sufficient amounts in their deposit accounts immediately following the Company’s merger with United Grocers, Inc. were provided with alternatives to eliminate the deficiency by building the Class B Share requirement over time.

Class B Shares are generally issued to Members as a portion of the Cooperative Division patronage dividends paid (see “Patronage Dividends” below). If the Class B Shares issued as part of a Member’s patronage dividend are sufficient to satisfy the Class B Share requirement, a corresponding portion of the Required Deposit is released from the subordinated agreement and is then classified as an excess deposit. If following the issuance of Class B Shares as part of the patronage dividend distribution for any given fiscal year after the first year as a

Member, the Member does not hold the required amount of Class B Shares, then additional Class B Shares must be purchased by the Member in a quantity sufficient to achieve the requirement. The additional Class B Shares are paid for by charging the Member’s cash deposit account in an amount equal to the issuance value of the additional Class B Shares or by direct purchase by the Member.

The Company does not pay interest on the required cash deposit amounts. However, the Company currently pays interest at the prime rate for any cash deposits in excess of the Member’s Required Deposit amount.

Members are required to execute subordination agreements providing for the pledging of their deposit accounts to Unified and for the subordination in certain circumstances of the Member’s right to repayment of their required cash deposit in full until all indebtedness to the Company is satisfied. As described below under the caption “Subordination,” the subordination agreements executed by Members on and after January 14, 1994 differ from the subordination agreements executed by Members before January 14, 1994. Thus, persons or entities that become Members on or after January 14, 1994 are required to execute the new subordination agreements. In addition, Members who executed subordination agreements before January 14, 1994 may be required to execute the new subordination agreements if there is a change in the Member’s business form. For example, in the event of a change in a Member which is a proprietorship or partnership, or a change in the stock ownership of a Member which is a corporation, Unified may require the execution of a new subordination agreement.

In order to purchase products on credit terms established by the Company, non-member customers may be required to provide cash deposits to secure their obligations to the Company. Non-members are not required to execute subordination agreements.

Deposits are not segregated from other funds of Unified. Deposits are recorded in Unified’s records by means of book entries, and no note, certificate or other instrument is issued as evidence of the deposits. After the close of each fiscal year, we provide each Member with a statement showing patronage dividends allocated to the Member’s deposit account. In addition, written inquiry concerning the deposit accounts and other additions to the account, as well as withdrawals and charges and the account balance, may be made at any time, and telephone inquiry may be made at any time during normal business hours. Our policies regarding deposits are subject to change by the Board, which may, at its discretion, add to, increase, decrease, limit, eliminate or otherwise change such policies.

Patronage Dividends

Unified distributes patronage dividends to its Members based on its patronage earnings during a fiscal year. Non-member customers are not entitled to receive patronage dividends. The Board approves the payment of dividends and the form of payments for the Company’s three patronage earnings divisions: the Southern California Dairy Division, the Pacific Northwest Dairy Division and the Cooperative Division.

•	Southern California Dairy Division: Patronage earnings attributable to the Southern California Dairy Division are generated from sales of products primarily manufactured at a milk and juice bottling plant located in Los Angeles, California. Patronage dividends for this division are paid solely to Members who purchase dairy and other related products from the Southern California Dairy Division.

•	Pacific Northwest Dairy Division: Patronage earnings attributable to the Pacific Northwest Dairy Division are generated from sales of dairy products manufactured by third party suppliers located in Oregon. Patronage dividends for this division are paid solely to Members who purchase dairy products from the Pacific Northwest Dairy Division.

•	Cooperative Division: Patronage earnings attributable to the Cooperative Division are generated from all other patronage activities of Unified regardless of geographic location. Patronage dividends for this division are paid based on the patronage purchases of the following types of products: dry grocery, deli, general merchandise, frozen food, ice cream, meat, produce and bakery.

Subordination

The subordination of Required Deposits will differ depending upon whether a Member executes a subordination agreement on or after January 14, 1994 or executed a subordination agreement before that date. Members may have funds in their deposit accounts that exceed the required amounts if the Members’ purchases, during the period when the Required Deposit amount is determined, have declined from the previous measuring period or if the Members have received cash patronage dividends deposited into the Members’ deposit accounts, which may cause the account balance to exceed the Required Deposit level. Any funds in excess of the Required Deposit level are then released from the subordination agreement. Cash deposits that secure the obligations of non-member customers to the Company are not subject to subordination agreements.

Subordination Agreements Executed On Or After January 14, 1994

With respect to Members who execute subordination agreements on or after January 14, 1994, the portion of the deposit account of that Member which consists of Required Deposits will, under the terms of the subordination agreements, be subordinated and subject to the prior payment in full of certain senior indebtedness of Unified. As to Members who execute subordination agreements on or after January 14, 1994, the term “senior indebtedness” means all principal indebtedness, liabilities or obligations of Unified, contingent or otherwise, whether existing on the date of execution of the subordination agreement or incurred after execution of the subordination agreement:

•	in respect of borrowed money;

•	evidenced by bonds, notes, debentures or other instruments of indebtedness;

•	evidenced by letters of credit, bankers’ acceptances or similar credit instruments;

•	in respect of capitalized lease obligations;

•	in respect of the deferred purchase price of property or assets, whether real, personal, tangible or intangible, or in respect of any mortgage, security agreement, title retention agreement or conditional sale contract;

•	in respect of any interest rate swap agreement, interest rate collar agreement or other similar agreement or arrangement designed to provide interest rate protection;

•	in respect of all indebtedness, liabilities or obligations of others of any of the types referred to above for which Unified is responsible or liable as obligor, guarantor or otherwise or in respect of which recourse may be had against any of the property or assets, whether real, personal, tangible or intangible, of Unified;

•	in respect of all modifications, renewals, extensions, replacements and refundings of any indebtedness, liabilities or obligations of any of the types described above; and

•	if the Company is insolvent, back wages, tax withholding, benefits and any legally required separation payments;

provided, however, that the term “senior indebtedness” shall not mean any indebtedness, liabilities or obligations of Unified, contingent or otherwise, whether existing on the date of execution of the subordination agreement or incurred after execution of the subordination agreement, (a) to trade creditors arising or incurred in the ordinary course of Unified’s business, (b) in respect of any redemption, repurchase or other payments on capital stock, (c) in respect of Members’ deposits or (d) in respect of patronage dividend certificates.

For purposes of the above definition of senior indebtedness,

•	“capitalized lease obligations” means the discounted present value of the rental obligations of any person or entity under any lease of any property which, in accordance with generally accepted accounting principles, has been recorded on the balance sheet of such person or entity as a capitalized lease;

•	“Members’ deposits” means the deposits required to be made or maintained with us by our Members in accordance with our bylaws as in effect or in accordance with the policies for the servicing of accounts of Members established by us, and any deposits made or maintained with us by our Members in excess of such required deposits; and

•	“Patronage dividend certificates” means any notes, revolving fund certificates, retain certificates, certificates of indebtedness, patronage dividend certificates or any other written evidences of indebtedness of Unified at any time outstanding which evidence the indebtedness of Unified respecting the distribution by Unified of patronage dividends.

The subordination agreements provide that in the event of any insolvency or bankruptcy proceedings relative to Unified or its property, any receivership, liquidation, reorganization, arrangement or other similar proceedings, or in the event of any proceedings for voluntary liquidation, dissolution or other winding up of Unified, the holders of senior indebtedness shall be entitled to receive payment in full, whether accrued prior or subsequent to the commencement of the proceedings, before any payment is made with respect to that portion of the deposit accounts which consists of Required Deposits. By reason of the subordination, in the event of insolvency, creditors of Unified who are holders of senior indebtedness may recover more ratably than holders of the deposit accounts. In addition:

•	no payment shall be made with respect to that portion of the deposit accounts which consists of Required Deposits in the event and during the continuation of any default in the payment of any senior indebtedness; and

•	in the event any default, other than those referred to directly above, shall occur and be continuing with respect to any senior indebtedness permitting the holders of such senior indebtedness to accelerate the maturity thereof, no payment shall be made with respect to that portion of the deposit accounts which consists of Required Deposits during any period (a) of 180 days after the giving of written notice of such default by the holders of such senior indebtedness to Unified, or (b) in which judicial proceedings shall be pending in respect of such default, a notice of acceleration of the maturity of such senior indebtedness shall have been transmitted to Unified in respect of such default and such judicial proceedings shall be diligently pursued in good faith. With respect to clause (a) above, only one such notice shall be given in any twelve consecutive months.

Subordination Agreements Executed Prior to January 14, 1994

With respect to Members who executed subordination agreements prior to January 14, 1994 and who do not execute new subordination agreements after that date, the portion of the deposit account of each Member which consists of Required Deposits is, under the terms of the subordination agreements, subordinated and subject in right of payment to the prior payment in full of the principal of, and premium, if any, and interest upon all senior indebtedness. As to these Members, the term “senior indebtedness” means:

•	any and all indebtedness of Unified which may from time to time be outstanding and be payable with respect to short-term notes and other commercial paper issued by Unified and which are rated by a nationally recognized securities rating agency;

•	any and all indebtedness, whether contingent or otherwise, of Unified which may from time to time be outstanding and be payable to any bank, insurance company, or other financial institution; and

•	any and all indebtedness of others which may from time to time be guaranteed by Unified and be payable to any bank, insurance company or other financial institution.

The subordination agreements provide that upon any distribution of the assets of Unified upon any voluntary or involuntary dissolution, winding up or liquidation, reorganization, readjustment, arrangement, or similar proceedings, relating to Unified or its property, whether or not Unified is a party, and whether in bankruptcy, insolvency or receivership proceedings or otherwise, or on any assignment by Unified for the benefit of creditors, or upon any other marshaling of the assets and liabilities of Unified, all senior indebtedness shall be paid in full, or provision made for such payment satisfactory to the holders of the senior indebtedness, before any payment is made on account of the principal of or interest, if any, on that portion of the deposit accounts which consists of Required Deposits. By reason of such subordination, in the event of insolvency, creditors of Unified who are holders of senior indebtedness may recover more ratably than holders of the deposit accounts. In addition, no payment shall be made on account of the principal of or interest, if any, on that portion of any deposit account which consists of Required Deposits, if:

•	there shall have occurred a default in payment in the principal of, or premium, if any, or interest on any senior indebtedness; or

•	there shall have occurred any other event of default with respect to any senior indebtedness, permitting the holders to accelerate the maturity of the indebtedness and if written notice of election so to accelerate shall have been given to Unified by the holder or holders of such senior indebtedness or their representative or representatives; or

•	payment on account of principal of or interest, if any, on that portion of any deposit account which consists of Required Deposits would itself constitute an event of default with respect to any senior indebtedness, unless or until such event of default described above shall have been cured or waived or shall have ceased to exist.

No Limit on Senior Indebtedness

There is no limitation on the creation of additional senior indebtedness by Unified under the subordination agreements. The outstanding amount of senior indebtedness to which the Required Deposits of Members is subordinated totaled approximately $207.2 million and $214.4 million as of January 1, 2005 and October 2, 2004, respectively.

Interest

That portion of the deposit accounts that consists of Required Deposits does not bear interest. While the Board could, in its sole discretion, authorize the payment of interest on this portion, it has no present plans to do so. In addition, cash deposits of non-member customers provided to secure their obligations to the Company do not bear interest.

Unified currently pays interest on cash amounts in the deposit accounts that are in excess of Required Deposits at rates established by the Board from time to time. The current rate of interest established by the Board is the prime rate established by Harris Bank and as in effect on the last day of the preceding calendar month, or, if not then available for any reason, on the next succeeding day when such rate is available. However, if such rate is not available for any reason prior to the beginning of the applicable fiscal month, the rate used for the previous fiscal month will continue to be used. Interest for a fiscal month will be paid only on those amounts which do not consist of Required Deposits and which are in the deposit accounts during the entire fiscal month. Such interest will not be compounded. Such interest will be paid to the Member semi-annually by Unified in April and October of each year. However, upon request of the Member, such interest will be paid by credit to the Member’s deposit account.

The payment of interest on that portion of the deposit accounts which are in excess of Required Deposits may be changed or eliminated at any time at the discretion of the Board.

Repayment

Upon request, the Company will return to Members the amount of the cash deposit that is in excess of the Required Deposit amount provided that the Member is not in default of any of its obligations to Unified. If membership status is terminated, Members are entitled to have their deposits returned, less amounts owed to Unified. In all cases, a return of that portion of the Member’s cash deposits that consists of Required Deposits will be governed by the applicable subordination provisions and will be returned only to the extent permitted by the subordination provisions.

Since the deposit accounts are not segregated from Unified’s other funds, Unified’s liquidity might be adversely affected if Unified were required to return a substantial amount of the deposit accounts at one time or over a brief period of time. While Unified’s liquidity has not been adversely affected in the past as a result of the return of deposits to Members, there can be no assurance that Unified’s liquidity would not be adversely affected in the future as a result of the return to Members of a substantial amount of deposit accounts. In addition, Unified does not maintain any segregated funds to provide for the repayment of deposit accounts, nor are the deposit accounts secured obligations of Unified. Thus, in the event a substantial amount of deposit accounts were required to be repaid by Unified at one time or over a brief period of time, or in the event Unified were to experience financial difficulties or to become insolvent, there can be no assurance with respect to Unified’s ability to repay the deposit accounts and with respect to the ability of Unified’s Members to recover the amount of their deposit accounts.

Reduced Share Requirement

In October 2004, the Board approved certain modifications to the Class B Share requirement, effective as of March 31, 2005. The purpose of the new plan is to encourage member growth by offering a reduced requirement if certain qualifications are met and to provide a cap on the investment requirement at certain volume levels. The Standard Class B Investment requirement (“SBI”) is twice the amount of the Member’s average weekly purchases, except for meat and produce, which are one times the Member’s average weekly purchases. Members may apply for a Reduced Class B Investment (“RBI”), which requires members to pay for their purchases electronically on the current due date and demonstrate credit worthiness. The RBI is based on a sliding scale such that additional purchase volume marginally reduces the requirement as a percentage of purchase volume. The sliding scale applicable to the RBI is illustrated in the following tables:

Cooperative Divisions other than Meat and Produce

Average Weekly Purchases ($000’s)	Marginal RBI
Up to $40	1.75
$40 to $100	1.70
$100 to $200	1.65
$200 to $300	1.60
$300 to $400	1.55
$400 to $500	1.50
$500 to $1,000	1.45
$1,000 to $2,000	1.40
Over $2,000	0.00

Meat and Produce Divisions

Average Weekly Purchases ($000’s)	Marginal RBI
$0 to $100	0.90
$100 to $200	0.85
$200 to $300	0.80
$300 to $400	0.75
Over $400	0.00

Note:	Marginal RBI is the rate of investment on each layer of average weekly purchases (“AWP”). A Member pays the corresponding marginal RBI for each incremental AWP. (Example: If AWP is $55,000, the RBI is 1.75 weeks on the first $40,000 and 1.70 weeks on the remaining $15,000.)

These modifications are effective as of the end of the second quarter of fiscal 2005. Members are being given until the end of June 2005 to apply for and be accepted for the RBI. Those who do not select the RBI will remain on the SBI. However, once a Member has elected the RBI option, it must notify Unified in writing if it wishes to change its election. Generally, changes can only be made at the time of the second quarter recalculation of the Class B Share requirement in March. In conjunction with adopting the RBI, the Company suspended, for fiscal 2004 only, the requirement that a Member’s Required Deposit be charged to pay for additional Class B Shares required to satisfy any deficiency following the issuance of Class B Shares as part of the 2004 patronage dividend. This temporary discontinuance did not apply to those Members who were in the process of acquiring their initial Class B Shares over the first five consecutive fiscal years following admission as a Member. The temporary discontinuance was due only to the implementation of the RBI, and the Company does not anticipate such a discontinuance in the future.

Members that were former United members who did not meet the minimum Class B Share ownership requirements at the time of the Merger must (i) purchase additional Class B Shares to cover the deficiency; or (ii) assign at least 80% of the Cooperative Division patronage dividends the Member receives in the future to Unified to purchase Class B Shares until the deficiency is eliminated.

The Member deposit fund deficiency was approximately $6.2 million and $6.3 million at January 1, 2005 and October 2, 2004, respectively. The deposit fund deficiencies consisted of approximately $3.7 million and $3.6 million at January 1, 2005 and October 2, 2004, respectively, of Members that were approved to build deposit fund requirements over time, and approximately $2.5 million and $2.7 million at January 1, 2005 and October 2, 2004, respectively, of former United members that elected to assign at least 80% of the Cooperative Division patronage dividends to fulfill deposit fund requirements.

Although the Class B Shares of Unified (as well as the Class A Shares and Class E Shares) will be held as security for the performance of the Member’s obligations, in calculating each Member’s Required Deposit, credit is presently given based upon the issuance value of the Class B Shares held. Thus, it will be possible for a Member to withdraw excess cash from the Required Deposit as Class B Shares are issued. Unified’s policies regarding deposits, issuance of Class B Shares and credits against deposits as a result of issuance of Class B Shares are subject to change by the Board, which may, at its discretion, add to, increase, decrease, limit, eliminate or otherwise change such policies.

Other Significant Aspects

The deposit accounts are not secured by any lien upon any assets of Unified. They are nontransferable without the consent of Unified, which will normally be withheld. Members will be required to pledge their deposit accounts to Unified as security for their obligations to Unified and its subsidiaries.

LEGAL MATTERS

The validity of the deposit accounts has been passed upon for us by Sheppard, Mullin, Richter & Hampton LLP, Los Angeles, California.

EXPERTS

The financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended October 2, 2004, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Unified makes available, free of charge, through its website (www.uwgrocers.com) its Forms 10-K, 10-Q and 8-K, as well as its registration statements, proxy statements and all amendments to those reports, as soon as reasonably practicable after those reports are electronically filed with the Securities and Exchange Commission (the “SEC”). You may read and copy any document we filed with the SEC at the SEC’s Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. All reports, proxy and information statements, and other information regarding us and other issuers that file electronically with the SEC are available on the SEC’s website at http://www.sec.gov.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus certain of the information we file with the SEC. This means we can disclose important information to you by referring you to another document that has been filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. Information that is filed with the SEC after the date of this prospectus will automatically modify and supersede the information included or incorporated by reference in this prospectus to the extent that the subsequently filed information modifies or supersedes the existing information.

The following documents filed by Unified with the SEC are hereby incorporated by reference:

•	Annual Report on Form 10-K for the fiscal year ended October 2, 2004;

•	Amendment No. 1 to Annual Report on Form 10-K/A for the fiscal year ended October 2, 2004;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended January 1, 2005; and

•	Definitive Proxy Statement on Schedule 14A dated January 6, 2005, relating to our Annual Meeting of Shareholders held on February 15, 2005.

Copies of these filings are available free of charge by writing to Unified Western Grocers, Inc., attention Corporate Secretary, 5200 Sheila Street, Commerce, CA 90040 or by telephoning us at (323) 264-5200.

Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual document. You may obtain a copy of any document summarized in this prospectus at no cost by writing to or telephoning us at the address and telephone number given above. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

FORWARD-LOOKING INFORMATION

This prospectus and documents incorporated by reference in this prospectus contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to expectations concerning matters that (a) are not historical facts, (b) predict or forecast future events or results, or (c) embody assumptions that may prove to have been inaccurate. These forward-looking statements involve risks, uncertainties and assumptions. When we use words such as “believes,” “expects,” “anticipates” or similar expressions, we are making forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, we cannot give you any assurance that such expectations will prove correct. The actual results may differ materially from those anticipated in the forward-looking statements as a result of numerous factors, many of which are beyond our control. Important factors that could cause actual results to differ materially from the Company’s expectations include, but are not limited to, the factors discussed under “RISK FACTORS,” and the factors discussed in the sections entitled “Risk Factors” and “Critical Accounting Policies and Estimates” in the Annual Report on Form 10-K. All forward-looking statements attributable to the Company are expressly qualified in their entirety by the factors that may cause actual results to differ materially from anticipated results. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s opinions only as of the date hereof. The Company undertakes no duty or obligation to revise or publicly release the results of any revision to these forward-looking statements. Readers should carefully review the risk factors described in this document as well as in other documents we file from time to time with the Securities and Exchange Commission.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses Of Issuance And Distribution

The following table sets forth the expenses expected to be incurred in connection with the offering described in this registration statement. All amounts are estimated except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$5,885
Printing, Engraving and Reproduction	24,000
Expenses of Qualification Under State Blue Sky Laws	6,000
Legal Fees and Expenses	50,000
Accounting Fees and Expenses	15,000
Miscellaneous	10,000

Total	$110,885

Item 15. Indemnification of Directors and Officers

Article V of Unified’s Bylaws provides that Unified shall, to the maximum extent permitted by law, have the power to indemnify its directors, officers, employees and other agents. Section 317 of the California General Corporation Law provides that a corporation has the power to indemnify agents of the corporation against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that any such person is or was an agent of the corporation. Unified’s Amended and Restated Articles of Incorporation provide that Unified is authorized to indemnify its agents to the fullest extent of California law. Unified has entered into agreements with each of its directors and certain of its officers which provide to such directors and officers the maximum indemnification allowed under applicable law. In addition, Unified and its subsidiaries maintain a policy of directors’ and officers’ liability and company reimbursement insurance.

Item 16. Exhibits

3.1	Amended and Restated Articles of Incorporation of the Registrant, as amended (incorporated by reference to Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2003 filed on May 12, 2003, File No. 000-10815).

3.2	Bylaws of the Registrant, as amended (incorporated by reference to Exhibit 3.2 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 27, 2003 filed on December 16, 2003, File No. 000-10815).

4.1	Retail Grocer Application and Agreement for Continuing Service Affiliation with Unified Western Grocers, Inc. and Pledge Agreement (incorporated by reference to Exhibit 4.7 to Amendment No. 2 to Form S-1 Registration Statement of the Registrant filed on December 31, 1981, File No. 2-70069).

4.2	Retail Grocer Application and Agreement for Service Affiliation with and the Purchase of Shares of Unified Western Grocers, Inc. and Pledge Agreement (incorporated by reference to Exhibit 4.2 to Post Effective Amendment No. 7 to Form S-2 Registration Statement of the Registrant filed on December 13, 1989, File No. 33-19284).

4.3	Copy of Application and Agreement for Service Affiliation as a Member-Patron/Affiliate with Unified Western Grocers, Inc. and Pledge and Security Agreement (incorporated by reference to Exhibit 4.1 to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2000, File No. 000-10815).

4.4	Copy of Application and Agreement for Service Affiliation as an Associate-Patron with Unified Western Grocers, Inc. and Pledge and Security Agreement (incorporated by reference to Exhibit 4.2 to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2000, File No. 000-10815).

4.5	Agreement respecting directors’ shares (incorporated by reference to Exhibit 4.9 to Amendment No. 2 to Form S-1 Registration Statement of the Registrant filed on December 31, 1981, File No. 2-70069).

4.6	Subordination Agreement (Member-Patron-1988) (incorporated by reference to Exhibit 4.4 to Post-Effective Amendment No. 4 to Form S-2 Registration Statement of the Registrant filed on July 15, 1988, File No. 33-19284).

4.7	Subordination Agreement (Associate-Patron-1988) (incorporated by reference to Exhibit 4.5 to Post-Effective Amendment No. 4 to Form S-2 Registration Statement of the Registrant filed on July 15, 1988, File No. 33-19284).

4.8	Subordination Agreement (New Member-Patron-1988) (incorporated by reference to Exhibit 4.6 to Post-Effective Amendment No. 4 to Form S-2 Registration Statement of the Registrant filed on July 15, 1988, File No. 33-19284).

4.9	Subordination Agreement (New Associate-Patron-1988) (incorporated by reference to Exhibit 4.7 to Post-Effective Amendment No. 4 to Form S-2 Registration Statement of the Registrant filed on July 15, 1988, File No. 33-19284).

4.10	Copy of Member Patron/Affiliate Subordination Agreement (Subordination of Required Deposit) (incorporated by reference to Exhibit 4.10 to the Registrant’s Form 10-K for the fiscal year ended September 29, 2001 filed on December 27, 2001, File No. 000-10815).

4.11	Copy of Associate-Patron Subordination Agreement (Subordination of Required Deposit Agreement (incorporated by reference to Exhibit 4.11 to the Registrant’s Form 10-K for the fiscal year ended September 29, 2001 filed on December 27, 2001, File No. 000-10815).

4.12	Form of Class A Share Certificate (incorporated by reference to Exhibit 4.12 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 30, 2000, filed on December 26, 2000, File No. 000-10815).

4.13	Form of Class B Share Certificate (incorporated by reference to Exhibit 4.13 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 30, 2000, filed on December 26, 2000, File No. 000-10815).

4.14	Amended and Restated Loan Purchase and Servicing Agreement Dated as of December 7, 2001 between Grocers Capital Company and National Consumer Cooperative Bank (incorporated by reference to Exhibit 10.1 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 28, 2002, filed on January 13, 2003, File No. 000-10815).

4.15	Amended and Restated Credit Agreement dated as of December 7, 2001 among Grocers Capital Company, the lenders listed therein and National Cooperative Bank, as agent (incorporated by reference to Exhibit 10.1 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 28, 2002, filed on January 13, 2003, File No. 000-10815).

4.16	Amended and Restated Loan Purchase Agreement (Existing Program) dated January 30, 1998 among United Resources, Inc., United Grocers, Inc. (predecessor-in-interest to the Registrant) and National Consumer Cooperative Bank (incorporated by reference to Exhibit 4.D1 to United Grocers, Inc. Annual Report on Form 10-K for the fiscal year ended October 2, 1998 filed on January 30, 1999, File No. 002-60487, as amended).

4.17	Amended and Restated Loan Purchase Agreement (Holdback Program) dated January 30, 1998 among United Resources, Inc., United Grocers, Inc. (predecessor-in-interest to the Registrant) and National Consumer Cooperative Bank (incorporated by reference to Exhibit 4.D2 to United Grocers, Inc. Annual Report on Form 10-K for the fiscal year ended October 2, 1998 filed on January 30, 1999, File No. 002-60487, as amended).

4.18	Guarantee dated September 29, 1999 by the Registrant of debt securities of United Grocers, Inc. (predecessor-in-interest to the Registrant) issued pursuant to that certain Indenture dated as of February 1, 1978, and as subsequently amended and supplemented, by and between United Grocers, Inc., and State Street Bank and Trust Company (incorporated by reference to Exhibit 4.1 to the Registrants Current Report on Form 8-K filed on October 13, 1999, File No. 000-10815).

4.19	Note Purchase Agreement dated as of September 29, 1999 by and among the Registrant and the persons listed on Schedule I thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Current report on Form 8-K filed on October 13, 1999, File No. 000-10815).

4.20	Amendment No. 1 and Limited Waiver to Note Purchase Agreement, dated as of September 14, 2000, by and among the Registrant and the Noteholders listed on the signature pages thereto (incorporated by reference to Exhibit 4.24 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 30, 2000, filed on December 26, 2000, File No. 000-10815).

4.21	Second Amendment to Note Purchase Agreement and Notes dated as of March 27, 2002 by and among the Registrant and the Noteholders on the signature pages thereto (incorporated by reference to Exhibit 4.24.1 to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 30, 2002, filed on May 14, 2002, File No. 000-10815).

4.22	Third Amendment to Note Purchase Agreement and Notes dated as of December 31, 2002 by and among the Registrant and the Noteholders on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 28, 2002, filed on January 13, 2003, File No. 000-10815).

4.23	Secured Revolving Credit Agreement dated as of September 29, 1999, by and among the Registrant, the Lenders named therein and Rabobank Nederland, New York Branch (incorporated by reference to Exhibit 10.2 to the Registrant’s Current report on Form 8-K filed on October 13, 1999, File No. 000-10815).

4.24	Amendment No. 1 to Secured Revolving Credit Agreement dated as of November 18, 1999 by and among the Registrant, the Lenders named therein and Rabobank Nederland, New York Branch (incorporated by reference to Exhibit 4.26 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 30, 2000, filed on December 26, 2000, File No. 000-10815).

4.25	Amendment No. 2 and Limited Waiver to Secured Revolving Credit Agreement dated as of July, 2000 by and among the Registrant, the Lenders named therein and Rabobank Nederland, New York Branch (incorporated by reference to Exhibit 4.27 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 30, 2000, filed on December 26, 2000, File No. 000-10815).

4.26	Amendment No. 3 to Secured Revolving Credit Agreement dated as of December 7, 2001 by and among the Registrant, the Lenders named therein and Rabobank Nederland, New York Branch (incorporated by reference to Exhibit 4.27.1 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 29, 2001, filed on December 27, 2001, File No. 000-10815).

4.27	Copy of indenture dated as of February 1, 1978, between Unified Western Grocers, Inc. (as successor to United Grocers, Inc.) and United States National Bank of Oregon, as trustee, relating to Unified Western Grocers, Inc.’s Capital Investment Notes (incorporated by reference to Exhibit 4.1 to United Grocers, Inc.’s registration Statement on Form S-1, No. 2-60488).

4.28	Copy of supplemental indenture dated as of January 27, 1989, between Unified Western Grocers, Inc. (as successor to United Grocers, Inc.) and United States National Bank of Oregon, as trustee, relating to Unified Western Grocers, Inc.’s Series F 5% Subordinated Redeemable Capital Investment Notes (incorporated by reference to Exhibit 4.G to the United Grocers, Inc. Form 10-K for the fiscal year ended September 30, 1989).

4.29	Copy of supplemental indenture dated as of January 22, 1991, between Unified Western Grocers, Inc. (as successor to United Grocers, Inc.) and United States National Bank of Oregon, as trustee, relating to Unified Western Grocers, Inc.’s Series G 5% Subordinated Redeemable Capital Investment Notes (incorporated by reference to Exhibit 4.D to the United Grocers, Inc. Registration Statement on Form S-2, No. 33-38617).

4.30	Copy of supplemental indenture dated as of July 6, 1992, between Unified Western Grocers, Inc. (as successor to United Grocers, Inc.) and United States National Bank of Oregon, as trustee, relating to Unified Western Grocers, Inc.’s Series H 5% Subordinated Redeemable Capital Investment Notes (incorporated by reference to Exhibit 4.C to the United Grocers, Inc. Registration Statement on Form S-2, No. 33-49450).

4.31	Copy of supplemental indenture dated as of January 9, 1995, between Unified Western Grocers, Inc. (as successor to United Grocers, Inc.) and First Bank National Association, as trustee, relating to Unified Western Grocers, Inc.’s Series J 5% Subordinated Redeemable Capital Investment Notes (incorporated by reference to Exhibit 4.C to the United Grocers, Inc. Registration Statement on Form S-2, No. 33-57199).

4.32	Form of Indenture between the Registrant and U.S. Bank, N.A., as Trustee, relating to $4,000,000 Subordinated Patronage Dividend Certificates Due December 15, 2007 (incorporated by reference to Exhibit 4.35 to the Registrant’s Registration Statement on Form S-2, filed on February 28, 2003, File No. 333-103535).

4.33	Form of Subordinated Patronage Dividend Certificate Due December 15, 2007 (included in Exhibit 4.32).

4.34	Secured Revolving Credit Agreement dated as of December 5, 2003, by and among the Registrant, the Lenders named therein and Harris Trust and Savings Bank (incorporated by reference to Exhibit 4.34 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 27, 2003 filed on December 16, 2003, File No. 000-10815).

4.35	Security Agreement dated as of December 5, 2003, by and among the Registrant, the Lenders named therein and Harris Trust and Savings Bank relating to the Secured Revolving Credit Agreement dated as of December 5, 2003, by and among the Registrant, the Lenders named therein and Harris Trust and Savings Bank (incorporated by reference to Exhibit 4.35 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 27, 2003 filed on December 16, 2003, File No. 000-10815).

5.1*	Opinion of Sheppard, Mullin, Richter & Hampton LLP.

10.1	Amended and Restated Unified Western Grocers, Inc. Cash Balance Plan effective January 1, 2002, as amended (incorporated by reference to Exhibit 10.1 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 28, 2002, filed on January 13, 2003, File No. 000-10815).

10.2	Amended and Restated Deferred Compensation Plan dated as of May 1, 1999 (incorporated by reference to Exhibit 10.2 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended August 28, 1999 filed on November 14, 1999, File No. 000-10815).

10.3	Amended and Restated Unified Western Grocers, Inc. Employees’ Sheltered Savings Plan (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 29, 2001 filed on February 19, 2002, File No. 000-10815).

10.4.1	Unified Western Grocers, Inc., Executive Salary Protection Plan II (“ESPP II”), Master Plan Document, effective January 4, 1995 (incorporated by reference to Exhibit 10.4 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 2, 1995 filed on December 1, 1995, File No. 000-10815).

10.4.2	Amendment No. 1999-I to Unified Western Grocers, Inc. Executive Salary Protection Plan II, effective as of January 1, 1999 (incorporated by reference to Exhibit 10.5 to the Registrant’s Form 10-Q for the quarterly period ended December 31, 2000, filed on February 13, 2001, File No. 000-10815).

10.4.3	Amendment No. 2000-I to Unified Western Grocers, Inc. Executive Salary Protection Plan II, effective as of January 1, 2000 (incorporated by reference to Exhibit 10.6 to the Registrant’s Form 10-Q for the quarterly period ended December 31, 2000, filed on February 13, 2001, File No. 000-10815).

10.4.4	Amended and Restated Unified Western Grocers, Inc. Executive Salary Protection Plan II, effective as of January 1, 2003 (incorporated by reference to Exhibit 10.4.4 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended October 2, 2004, filed on December 17, 2004, File No. 000-10815).

10.5	Master Trust Agreement For Unified Western Grocers, Inc. Executive Salary Protection Plan II, dated as of April 28, 1995 (incorporated by reference to Exhibit 10.5 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 2, 1995 filed on December 1, 1995, File No. 000-10815).

10.6	Unified Western Grocers, Inc. Executive Insurance Plan Split dollar Agreement and Schedule of Executive Officers party thereto (incorporated by reference to Exhibit 10.6 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 2, 1995 filed on December 1, 1995, File No. 000-10815).

10.7	Comprehensive Amendment to Unified Western Grocers, Inc. Employees’ Excess Benefit Plan dated as of December 5, 1995 (incorporated by reference to Exhibit 10.7 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended August 30, 1997 filed on November 28, 1997, File No. 000-10815).

10.8	Comprehensive Amendment to Unified Western Grocers, Inc. Employees’ Supplemental Deferred Compensation Plan dated as of December 5, 1995 (incorporated by reference to Exhibit 10.8 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended August 30, 1997 filed on November 28, 1997, File No. 000-10815).

10.9	Amended and Restated Unified Western Grocers, Inc. Employee Savings Plan (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 29, 2001 filed on February 19, 2002, File No. 000-10815).

10.10	Unified Western Grocers, Inc. Early Retirement Program (incorporated by reference to Exhibit 10.28 to the Form S-4 Registration Statement filed on August 26, 1999, File No. 333-05917).

10.11	Lease, dated as of December 23, 1986, between Cercor Associates and Grocers Specialty Company (incorporated by reference to Exhibit 10.8 to Form S-2 Registration Statement of the Registrant filed on September 2, 1993, File No. 33-68288).

10.12	Expansion Agreement, dated as of May 1, 1991, and Industrial Lease, dated as of May 1, 1991, between Dermody Properties and the Registrant (incorporated by reference to Exhibit 10.9 to Form S-2 Registration Statement of the Registrant filed on September 2, 1993, File No. 33-68288).

10.13	Lease Amendment, dated June 20, 1991, between Dermody Properties and the Registrant (incorporated by reference to Exhibit 10.9.1 to Form S-2 Registration Statement of the Registrant filed on September 2, 1993, File No. 33-68288).

10.14	Lease Amendment, dated October 18, 1991, between Dermody Properties and the Registrant (incorporated by reference to Exhibit 10.9.2 to Form S-2 Registration Statement of the Registrant filed on September 2, 1993, File No. 33-68288).

10.15	Commercial Lease-Net dated December 6, 1994 between TriNet Essential Facilities XII and the Registrant (incorporated by reference to Exhibit 10.17 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 2, 1995 filed on December 1, 1995, File No. 000-10815).

10.16	Purchase Agreement dated November 21, 1994 between the Registrant and TriNet Corporate Realty Trust, Inc. (incorporated by reference to Exhibit 10.18 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 2, 1995 filed on December 1, 1995, File No. 000-10815).

10.17	Form of Employment Agreement between the Company and Alfred A. Plamann (incorporated by reference to Exhibit 10.19 to Form S-4 Registration Statement of the Registrant filed on August 26, 1999, File No. 333-85917).

10.18	Amendment to Employment Agreement dated as of August 1999, between the Registrant and Alfred A. Plamann (incorporated by reference to Exhibit 10.27 to Form S-4 Registration Statement of the Registrant filed on August 26, 1999, File No. 333-85917).

10.19	Second Amendment to Employment Agreement dated as of April 2001, between the Registrant and Alfred A. Plamann (incorporated by reference to Exhibit 10.51 to the Registrant’s Form 10-Q for the quarterly period ended June 30, 2001, filed on August 14, 2001, File No. 000-10815, as amended).

10.19.1	Third Amendment to Employment Agreement dated as of August 2003, between the Registrant and Alfred A. Plamann (incorporated by reference to Exhibit 10.19.1 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 27, 2003 filed on December 16, 2003, File No. 000-10815).

10.20	Form of Indemnification Agreement between the Company and each Director and Officer (incorporated by reference to Exhibit A to the Registrant’s Proxy Statement dated February 24, 1997 filed on February 24, 1997, File No. 000-10815).

10.21	Annual Incentive Plan for Chief Executive Officer (incorporated by reference to Exhibit 10.23 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended August 30, 1997 filed on November 28, 1997, File No. 000-10815).

10.22	Annual Incentive Plan for Senior Management (incorporated by reference to Exhibit 10.24 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended August 30, 1997 filed on November 28, 1997, File No. 000-10815).

10.23	Sublease Agreement dated October 27, 1991 for the Eugene Store between United Grocers, Inc. (predecessor-in-interest to the Registrant) and a corporation in which Richard L. Wright, a director of the Registrant, has an interest (incorporated by reference to Exhibit 10.H1 of United Grocers, Inc. Annual Report on Form 10-K for the fiscal year ended October 2, 1998 filed on January 20, 1999, File No. 002-60487).

10.28	Loan guaranties dated June 12, 1980 and September 30, 1988, given by United Grocers, Inc. (predecessor-in-interest to the Registrant) for the benefit of C&K Market, Inc., an affiliate of Raymond L. Nidiffer (incorporated by reference to Exhibit 10.I12 to United Grocers’ Form 10-K for the fiscal year ended September 30, 1989).

10.29	Agreement for Purchase and Sale and Escrow Instructions dated September 17, 1997, between United Grocers, Inc. (predecessor-in-interest to the Registrant) and C&K Market, Inc., an affiliate of Raymond L. Nidiffer (incorporated by reference to Exhibit 10.I5 to United Grocers, Inc.’s Form 10-K for the fiscal year ended October 2, 1998 filed on January 20, 1999, File No. 002-60487).

10.30	Stock Purchase Agreement dated November 17, 1997, by and among United Grocers, Inc. (predecessor-in-interest to the Registrant) and C&K Market, an affiliate of Raymond L. Nidiffer (incorporated by reference to Exhibit 10.I6 to Form 10-K of United Grocers, Inc. filed on January 20, 1999, File No. 002-60487).

10.31	Stock Purchase Agreement dated March 26, 1999 by and among Grocers Capital Company, K.V. Mart Co., an affiliate of Darioush Khaledi, Khaledi Family Partnership I, Khaledi Family Trust dated May 17, 1995, and Parviz Vazin and Vida Vazin (incorporated by reference to Exhibit 10.35 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 30, 2000, filed on December 26, 2000, File No. 000-10815).

10.32	Pledge Agreement dated March 26, 1999 by Khaledi Family Partnership I, Khaledi Family Trust dated May 17, 1995, and Parviz Vazin and Vida Vazin in favor of Grocers Capital Company (incorporated by reference to Exhibit 10.36 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 30, 2000, filed on December 26, 2000, File No. 000-10815).

10.33	Guaranty dated March 26, 1999 by K.V. Mart Co. in favor of Grocers Capital Company (incorporated by reference to Exhibit 10.37 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 30, 2000, filed on December 26, 2000, File No. 000-10815).

10.34	Term Loan Agreement dated as of May 12, 2000 between K.V. Mart Co. and Unified Western Grocers, Inc. relating to a $7,000,000 Promissory Note due May 12, 2005 in favor of Unified Western Grocers, Inc. by K.V. Mart Co. (incorporated by reference to Exhibit 10.38 to the Registrant’s Form 10-Q for the quarterly period ended July 1, 2000 filed on August 17, 2000, File No. 000-10815).

10.35	Security Agreement dated as of May 12, 2000 between K.V. Mart Co. and Unified Western Grocers, Inc. relating to the Term Loan Agreement dated as of May 12, 2000 between K.V. Mart Co. and Unified Western Grocers, Inc. (incorporated by reference to Exhibit 10.39 to the Registrant’s Form 10-Q for the quarterly period ended July 1, 2000 filed on August 17, 2000, File No. 000-10815).

10.36	Guaranty dated as of May 12, 2000 by Darioush Khaledi and Shahpar Khaledi, husband and wife, Darioush Khaledi, as Trustee of the Khaledi Family Trust under Declaration of Trust dated May 17, 1995, K.V. Property Company, and Parviz Vazin and Vida Vazin in favor of Unified Western Grocers, Inc. issued pursuant to that certain Term Loan Agreement dated as of May 12, 2000 between K.V. Mart Co. and Unified Western Grocers, Inc. (incorporated by reference to Exhibit 10.40 to the Registrant’s Form 10-Q for the quarterly period ended July 1, 2000 filed on August 17, 2000, File No. 000-10815).

10.37	Stock Collateral Acknowledgement and Consent dated as of May 12, 2000 executed by the shareholders of K.V. Mart Co. (incorporated by reference to Exhibit 10.41 to the Registrant’s Form 10-Q for the quarterly period ended July 1, 2000 filed on August 17, 2000, File No. 000-10815).

10.38	Preferred Stock Purchase Agreement by and between C&K Market, Inc. and Unified Western Grocers, Inc. dated as of December 19, 2000 (incorporated by reference to Exhibit 10.47 to the Registrant’s Form 10-Q for the quarterly period ended December 31, 2000, filed on February 13, 2001, File No. 000-10815).

10.39	Shareholders Agreement by and among Unified Western Grocers, Inc., C&K Market, Inc. and designated shareholders of C&K Market, Inc. dated as of December 19, 2000 (incorporated by reference to Exhibit 10.48 to the Registrant’s Form 10-Q for the quarterly period ended December 31, 2000, filed on February 13, 2001, File No. 000-10815).

10.40	Form of Severance Agreement for Executive Vice Presidents with Three Years or More in an Officer Position executed by Robert M. Ling, Jr., Richard J. Martin and Charles J. Pilliter (incorporated by reference to Exhibit 10.49 to the Registrant’s Form 10-Q for the quarterly period ended December 31, 2000, filed on February 13, 2001, File No. 000-10815).

10.41	Form of Severance Agreement for Vice Presidents, Senior Vice Presidents and Executive Vice Presidents with Less Than Three Years in an Officer Position executed by Philip S. Smith, Rodney L. Van Bebber, Daniel J. Murphy, John C. Bedrosian, William O. Coté, Dirk T. Davis, Luis de la Mata, Stanley G. Eggink, Joseph L. Falvey, Carolyn S. Fox, Don Gilpin, Gary C. Hammett, Gary S. Herman, Joseph A. Ney, David A. Woodward (incorporated by reference to Exhibit 10.50 to the Registrant’s Form 10-Q for the quarterly period ended December 31, 2000, filed on February 13, 2001, File No. 000-10815).

10.42	Form of Subordinated Redemption Note—Excess Class B Shares (incorporated by reference to Exhibit 10.50 to the Registrant’s Form 10-K for the fiscal year ended September 29, 2001 filed on December 27, 2001, File No. 000-10815).

10.43	Agreement relating to the Registrant’s five-year interest rate collar (incorporated by reference to Exhibit 10.51 to Amendment No. 2 to the Registrant’s Registration Statement on Form S-2 filed on May 1, 2002).

10.44	Smart & Final Supply Agreement Dated May 16, 2003 (incorporated by reference to Exhibit 10.45 to the Registrant’s Form 10-Q for the fiscal quarter ended June 28, 2003 filed on August 8, 2003, File No. 000-10815).

10.45	Promissory Note dated June 4, 1996, due on demand in favor of Grocers Capital Company by Robert M. Ling, Jr. (incorporated by reference to Exhibit 10.45 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 27, 2003 filed on December 16, 2003, File No. 000-10815).

10.46	Promissory Note dated December 6, 2000, due on demand in favor of Grocers Capital Company by Daniel J. Murphy and Debra A. Murphy (incorporated by reference to Exhibit 10.46 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 27, 2003 filed on December 16, 2003, File No. 000-10815).

10.47	Purchase and Sale Agreement with Joint Escrow Instructions dated as of June 19, 2003, by and between the Registrant and The Alamo Group, Inc. (incorporated by reference to Exhibit 10.47 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 27, 2003 filed on December 16, 2003, File No. 000-10815).

10.48	Addendum to Purchase and Sale Agreement with Joint Escrow Instructions dated as of June 25, 2003, by and between the Registrant and The Alamo Group, Inc. relating to the Purchase and Sale Agreement with Joint Escrow Instructions dated as of June 19, 2003, by and between the Registrant and The Alamo Group, Inc. (incorporated by reference to Exhibit 10.48 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 27, 2003 filed on December 16, 2003, File No. 000-10815).

10.49	First Amendment to Purchase and Sale Agreement with Joint Escrow Instructions dated as of July 31, 2003, by and between the Registrant and The Alamo Group, Inc. relating to the Purchase and Sale Agreement with Joint Escrow Instructions dated as of June 19, 2003, by and between the Registrant and The Alamo Group, Inc. (incorporated by reference to Exhibit 10.49 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 27, 2003 filed on December 16, 2003, File No. 000-10815).

10.50	Second Amendment to Purchase and Sale Agreement with Joint Escrow Instructions dated as of August 15, 2003, by and between the Registrant and The Alamo Group, Inc. relating to the Purchase and Sale Agreement with Joint Escrow Instructions dated as of June 19, 2003, by and between the Registrant and The Alamo Group, Inc. (incorporated by reference to Exhibit 10.50 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 27, 2003 filed on December 16, 2003, File No. 000-10815).

10.51	Third Amendment to Purchase and Sale Agreement with Joint Escrow Instructions dated as of August 22, 2003, by and between the Registrant and The Alamo Group, Inc. relating to the Purchase and Sale Agreement with Joint Escrow Instructions dated as of June 19, 2003, by and between the Registrant and The Alamo Group, Inc. (incorporated by reference to Exhibit 10.51 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 27, 2003 filed on December 16, 2003, File No. 000-10815).

10.52	Fourth Amendment to Purchase and Sale Agreement with Joint Escrow Instructions dated as of August 27, 2003, by and between the Registrant and The Alamo Group, Inc. relating to the Purchase and Sale Agreement with Joint Escrow Instructions dated as of June 19, 2003, by and between the Registrant and The Alamo Group, Inc. (incorporated by reference to Exhibit 10.52 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 27, 2003 filed on December 16, 2003, File No. 000-10815).

10.53	Fifth Amendment to Purchase and Sale Agreement with Joint Escrow Instructions dated as of November 18, 2003, by and between the Registrant and AH Investors, LLC relating to the Purchase and Sale Agreement with Joint Escrow Instructions dated as of June 19, 2003, by and between the Registrant and The Alamo Group, Inc. (incorporated by reference to Exhibit 10.53 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 27, 2003 filed on December 16, 2003, File No. 000-10815).

10.54	Operating Agreement of AH Investors, LLC dated as of November 26, 2003, by and among AH Investors, LLC, Hall Portola, Inc. and Alamo Group VIII, LLC (incorporated by reference to Exhibit 10.54 to the Registrant’s Form 10-Q for the fiscal quarter ended December 27, 2003 filed on February 10, 2004, File No. 000-10815).

10.55	Operating Agreement of TDH Investors, LLC dated as of November 26, 2003, by and among TDH Investors, LLC, Hall Portola, Inc. and Alamo Group VIII, LLC (incorporated by reference to Exhibit 10.55 to the Registrant’s Form 10-Q for the fiscal quarter ended December 27, 2003 filed on February 10, 2004, File No. 000-10815).

10.56	First Amendment to Agreement Regarding Assets dated as of December 19, 2003, by and among the Registrant, AH Investors, LLC and TDH Investors, LLC relating to the Fifth Amendment to Purchase and Sale Agreement with Joint Escrow Instructions dated as of November 18, 2003, by and between the Registrant and AH Investors, LLC (incorporated by reference to Exhibit 10.56 to the Registrant’s Form 10-Q for the fiscal quarter ended December 27, 2003 filed on February 10, 2004, File No. 000-10815).

10.57	Sixth Amendment to Purchase and Sale Agreement with Joint Escrow Instructions dated as of December 19, 2003, by and between the Registrant and AH Investors, LLC relating to the Purchase and Sale Agreement with Joint Escrow Instructions dated as of June 19, 2003, by and between the Registrant and The Alamo Group, Inc. (incorporated by reference to Exhibit 10.57 to the Registrant’s Form 10-Q for the fiscal quarter ended December 27, 2003 filed on February 10, 2004, File No. 000-10815).

10.58	Form of Severance Agreement for Vice Presidents and Senior Vice Presidents, and Executive Vice Presidents with Less than Three Years in an Officer Position dated as of March 12, 2003, by and between the Registrant and Christine Neal (incorporated by reference to Exhibit 10.58 to the Registrant’s Form 10-Q for the fiscal quarter ended December 27, 2003 filed on February 10, 2004, File No. 000-10815).

10.59	Form of Severance Agreement for Executive Vice Presidents with Three Years or More in an Officer Position dated as of October 2, 2003, by and between the Registrant and Philip S. Smith (incorporated by reference to Exhibit 10.59 to the Registrant’s Form 10-Q for the fiscal quarter ended December 27, 2003 filed on February 10, 2004, File No. 000-10815).

10.60	Series A Preferred Stock Exchange Agreement dated as of December 29, 2003, by and between C&K Market, Inc. and the Registrant (incorporated by reference to Exhibit 10.60 to the Registrant’s Form 10-Q for the fiscal quarter ended December 27, 2003 filed on February 10, 2004, File No. 000-10815).

10.61	Shareholders Agreement dated as of December 29, 2003, by and among the Registrant, C&K Market, Inc. and designated shareholders of C&K Market, Inc. (incorporated by reference to Exhibit 10.61 to the Registrant’s Form 10-Q for the fiscal quarter ended December 27, 2003 filed on February 10, 2004, File No. 000-10815).

10.62	Supply Agreement dated as of December 29, 2003, by and between the Registrant and C&K Market, Inc. (incorporated by reference to Exhibit 10.62 to the Registrant’s Form 10-Q for the fiscal quarter ended December 27, 2003 filed on February 10, 2004, File No. 000-10815).

10.63	Continuing Guaranty dated as of December 29, 2003, by designated shareholders of C&K Market, Inc. in favor of the Registrant relating to the Series A Preferred Stock Exchange Agreement dated as of December 29, 2003, by and between C&K Market, Inc. and the Registrant (incorporated by reference to Exhibit 10.63 to the Registrant’s Form 10-Q for the fiscal quarter ended December 27, 2003 filed on February 10, 2004, File No. 000-10815).

10.64	Intercreditor and Subordination Agreement dated as of December 29, 2003, by and among designated subordinated creditors of C&K Market, Inc., C&K Market, Inc. and the Registrant (incorporated by reference to Exhibit 10.64 to the Registrant’s Form 10-Q for the fiscal quarter ended December 27, 2003 filed on February 10, 2004, File No. 000-10815).

10.65	Right of First Refusal Agreement dated as of December 29, 2003, by and among C&K Market, Inc., designated shareholders of C&K Market, Inc. and the Registrant (incorporated by reference to Exhibit 10.65 to the Registrant’s Form 10-Q for the fiscal quarter ended December 27, 2003 filed on February 10, 2004, File No. 000-10815).

10.66	Seventh Amendment to Purchase and Sale Agreement with Joint Escrow Instructions dated as of April 26, 2004, by and between the Registrant and AH Investors, LLC relating to the Purchase and Sale Agreement with Joint Escrow Instructions dated as of June 19, 2003, by and between the Registrant and The Alamo Group, Inc. (incorporated by reference to Exhibit 10.66 to the Registrant’s Form 10-Q for the fiscal quarter ended June 26, 2004 filed on August 3, 2004, File No. 000-10815).

10.67	Second Amended and Restated Loan Purchase and Service Agreement dated as of June 9, 2004, between Grocers Capital Company and National Consumer Cooperative Bank, as buyer (incorporated by reference to Exhibit 10.67 to the Registrant’s Form 10-Q for the fiscal quarter ended June 26, 2004 filed on August 3, 2004, File No. 000-10815).

10.68	Second Amended and Restated Credit Agreement dated as of June 9, 2004, among Grocers Capital Company, the lenders listed therein and National Consumer Cooperative Bank, as agent (incorporated by reference to Exhibit 10.68 to the Registrant’s Form 10-Q for the fiscal quarter ended June 26, 2004 filed on August 3, 2004, File No. 000-10815).

12.1	Computation of Ratio of Earnings to Fixed Charges (incorporated by reference to Exhibit 12.1 to the Registrant’s Registration Statement on Form S-2 filed on March 9, 2005, File No. 333-123220).

13.1	Annual Report to Security Holders (incorporated by reference from the Registrant’s Annual Report on Form 10-K for the fiscal year ended October 2, 2004 filed on December 17, 2004, File No. 000-10815).

13.2	Quarterly Report to Security Holders (incorporated by reference from the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 1, 2005 filed on February 11, 2005, File No. 000-10815).

13.3	Definitive Proxy Statement to Security Holders relating to the Registrant’s Annual Meeting of Shareholders held on February 15, 2005 (incorporated by reference from the Registrant’s Definitive Proxy Statement on Form DEF 14A filed on January 6, 2005).

13.4	Amendment No. 1 to Annual Report to Security Holders (incorporated by reference from the Registrant’s Amendment No. 1 to Annual Report on Form 10-K/A for the fiscal year ended October 2, 2004 filed on May 11, 2005, File No. 000-10815).

23.1*	Consent of Deloitte & Touche LLP.

23.2*	Consent of Sheppard, Mullin, Richter & Hampton LLP (included in Exhibit 5.1).

*	Filed herewith.

Item 17. Undertakings

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more that 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Commerce, State of California, on May 11, 2005.

UNIFIED WESTERN GROCERS, INC.

By	/s/ ROBERT M. LING, JR.
Robert M. Ling, Jr. Executive Vice President, General Counsel and Secretary

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Alfred A. Plamann	President and Chief Executive Officer (Principal Executive Officer)	May 11, 2005

* Richard J. Martin	Executive Vice President, Finance & Administration and Chief Financial Officer (Principal Financial and Accounting Officer)	May 11, 2005

* William O. Coté	Vice President and Controller	May 11, 2005

* Louis A. Amen	Director	May 11, 2005

* David M. Bennett	Director	May 11, 2005

* John Berberian	Director	May 11, 2005

* Dieter Huckestein	Director	May 11, 2005

* Darioush Khaledi	Director	May 11, 2005

* John D. Lang	Director	May 11, 2005

* Jay T. McCormack	Director	May 11, 2005

* Douglas A. Nidiffer	Director	May 11, 2005

Signature	Title	Date

* Peter J. O’Neal	Director	May 11, 2005

* Michael A. Provenzano, Jr.	Director	May 11, 2005

* Thomas S. Sayles	Director	May 11, 2005

* Mimi R. Song	Director	May 11, 2005

* Robert E. Stiles	Director	May 11, 2005

* Kenneth Ray Tucker	Director	May 11, 2005

* Richard L. Wright	Director	May 11, 2005

*By:	/S/ ROBERT M. LING, JR.

Robert M. Ling, Jr.
Attorney-in-fact

*By:	/S/ RICHARD J. MARTIN

Richard J. Martin
Attorney-in-fact

INDEX TO EXHIBITS

Exhibit Number	Description
3.1	Amended and Restated Articles of Incorporation of the Registrant, as amended (incorporated by reference to Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2003 filed on May 12, 2003, File No. 000-10815).

3.2	Bylaws of the Registrant, as amended (incorporated by reference to Exhibit 3.2 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 27, 2003 filed on December 16, 2003, File No. 000-10815).

4.1	Retail Grocer Application and Agreement for Continuing Service Affiliation with Unified Western Grocers, Inc. and Pledge Agreement (incorporated by reference to Exhibit 4.7 to Amendment No. 2 to Form S-1 Registration Statement of the Registrant filed on December 31, 1981, File No. 2-70069).

4.2	Retail Grocer Application and Agreement for Service Affiliation with and the Purchase of Shares of Unified Western Grocers, Inc. and Pledge Agreement (incorporated by reference to Exhibit 4.2 to Post Effective Amendment No. 7 to Form S-2 Registration Statement of the Registrant filed on December 13, 1989, File No. 33-19284).

4.3	Copy of Application and Agreement for Service Affiliation as a Member-Patron/Affiliate with Unified Western Grocers, Inc. and Pledge and Security Agreement (incorporated by reference to Exhibit 4.1 to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2000, File No. 000-10815).

4.4	Copy of Application and Agreement for Service Affiliation as an Associate-Patron with Unified Western Grocers, Inc. and Pledge and Security Agreement (incorporated by reference to Exhibit 4.2 to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2000, File No. 000-10815).

4.5	Agreement respecting directors’ shares (incorporated by reference to Exhibit 4.9 to Amendment No. 2 to Form S-1 Registration Statement of the Registrant filed on December 31, 1981, File No. 2-70069).

4.6	Subordination Agreement (Member-Patron-1988) (incorporated by reference to Exhibit 4.4 to Post-Effective Amendment No. 4 to Form S-2 Registration Statement of the Registrant filed on July 15, 1988, File No. 33-19284).

4.7	Subordination Agreement (Associate-Patron-1988) (incorporated by reference to Exhibit 4.5 to Post-Effective Amendment No. 4 to Form S-2 Registration Statement of the Registrant filed on July 15, 1988, File No. 33-19284).

4.8	Subordination Agreement (New Member-Patron-1988) (incorporated by reference to Exhibit 4.6 to Post-Effective Amendment No. 4 to Form S-2 Registration Statement of the Registrant filed on July 15, 1988, File No. 33-19284).

4.9	Subordination Agreement (New Associate-Patron-1988) (incorporated by reference to Exhibit 4.7 to Post-Effective Amendment No. 4 to Form S-2 Registration Statement of the Registrant filed on July 15, 1988, File No. 33-19284).

4.10	Copy of Member Patron/Affiliate Subordination Agreement (Subordination of Required Deposit) (incorporated by reference to Exhibit 4.10 to the Registrant’s Form 10-K for the fiscal year ended September 29, 2001 filed on December 27, 2001, File No. 000-10815).

4.11	Copy of Associate-Patron Subordination Agreement (Subordination of Required Deposit Agreement (incorporated by reference to Exhibit 4.11 to the Registrant’s Form 10-K for the fiscal year ended September 29, 2001 filed on December 27, 2001, File No. 000-10815).

Exhibit Number	Description

4.12	Form of Class A Share Certificate (incorporated by reference to Exhibit 4.12 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 30, 2000, filed on December 26, 2000, File No. 000-10815).

4.13	Form of Class B Share Certificate (incorporated by reference to Exhibit 4.13 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 30, 2000, filed on December 26, 2000, File No. 000-10815).

4.14	Amended and Restated Loan Purchase and Servicing Agreement Dated as of December 7, 2001 between Grocers Capital Company and National Consumer Cooperative Bank (incorporated by reference to Exhibit 10.1 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 28, 2002, filed on January 13, 2003, File No. 000-10815).

4.15	Amended and Restated Credit Agreement dated as of December 7, 2001 among Grocers Capital Company, the lenders listed therein and National Cooperative Bank, as agent (incorporated by reference to Exhibit 10.1 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 28, 2002, filed on January 13, 2003, File No. 000-10815).

4.16	Amended and Restated Loan Purchase Agreement (Existing Program) dated January 30, 1998 among United Resources, Inc., United Grocers, Inc. (predecessor-in-interest to the Registrant) and National Consumer Cooperative Bank (incorporated by reference to Exhibit 4.D1 to United Grocers, Inc. Annual Report on Form 10-K for the fiscal year ended October 2, 1998 filed on January 30, 1999, File No. 002-60487, as amended).

4.17	Amended and Restated Loan Purchase Agreement (Holdback Program) dated January 30, 1998 among United Resources, Inc., United Grocers, Inc. (predecessor-in-interest to the Registrant) and National Consumer Cooperative Bank (incorporated by reference to Exhibit 4.D2 to United Grocers, Inc. Annual Report on Form 10-K for the fiscal year ended October 2, 1998 filed on January 30, 1999, File No. 002-60487, as amended).

4.18	Guarantee dated September 29, 1999 by the Registrant of debt securities of United Grocers, Inc. (predecessor-in-interest to the Registrant) issued pursuant to that certain Indenture dated as of February 1, 1978, and as subsequently amended and supplemented, by and between United Grocers, Inc., and State Street Bank and Trust Company (incorporated by reference to Exhibit 4.1 to the Registrants Current Report on Form 8-K filed on October 13, 1999, File No. 000-10815).

4.19	Note Purchase Agreement dated as of September 29, 1999 by and among the Registrant and the persons listed on Schedule I thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Current report on Form 8-K filed on October 13, 1999, File No. 000-10815).

4.20	Amendment No. 1 and Limited Waiver to Note Purchase Agreement, dated as of September 14, 2000, by and among the Registrant and the Noteholders listed on the signature pages thereto (incorporated by reference to Exhibit 4.24 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 30, 2000, filed on December 26, 2000, File No. 000-10815).

4.21	Second Amendment to Note Purchase Agreement and Notes dated as of March 27, 2002 by and among the Registrant and the Noteholders on the signature pages thereto (incorporated by reference to Exhibit 4.24.1 to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 30, 2002, filed on May 14, 2002, File No. 000-10815).

4.22	Third Amendment to Note Purchase Agreement and Notes dated as of December 31, 2002 by and among the Registrant and the Noteholders on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 28, 2002, filed on January 13, 2003, File No. 000-10815).

Exhibit Number	Description

4.23	Secured Revolving Credit Agreement dated as of September 29, 1999, by and among the Registrant, the Lenders named therein and Rabobank Nederland, New York Branch (incorporated by reference to Exhibit 10.2 to the Registrant’s Current report on Form 8-K filed on October 13, 1999, File No. 000-10815).

4.24	Amendment No. 1 to Secured Revolving Credit Agreement dated as of November 18, 1999 by and among the Registrant, the Lenders named therein and Rabobank Nederland, New York Branch (incorporated by reference to Exhibit 4.26 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 30, 2000, filed on December 26, 2000, File No. 000-10815).

4.25	Amendment No. 2 and Limited Waiver to Secured Revolving Credit Agreement dated as of July, 2000 by and among the Registrant, the Lenders named therein and Rabobank Nederland, New York Branch (incorporated by reference to Exhibit 4.27 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 30, 2000, filed on December 26, 2000, File No. 000-10815).

4.26	Amendment No. 3 to Secured Revolving Credit Agreement dated as of December 7, 2001 by and among the Registrant, the Lenders named therein and Rabobank Nederland, New York Branch (incorporated by reference to Exhibit 4.27.1 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 29, 2001, filed on December 27, 2001, File No. 000-10815).

4.27	Copy of indenture dated as of February 1, 1978, between Unified Western Grocers, Inc. (as successor to United Grocers, Inc.) and United States National Bank of Oregon, as trustee, relating to Unified Western Grocers, Inc.’s Capital Investment Notes (incorporated by reference to Exhibit 4.1 to United Grocers, Inc.’s registration Statement on Form S-1, No. 2-60488).

4.28	Copy of supplemental indenture dated as of January 27, 1989, between Unified Western Grocers, Inc. (as successor to United Grocers, Inc.) and United States National Bank of Oregon, as trustee, relating to Unified Western Grocers, Inc.’s Series F 5% Subordinated Redeemable Capital Investment Notes (incorporated by reference to Exhibit 4.G to the United Grocers, Inc. Form 10-K for the fiscal year ended September 30, 1989).

4.29	Copy of supplemental indenture dated as of January 22, 1991, between Unified Western Grocers, Inc. (as successor to United Grocers, Inc.) and United States National Bank of Oregon, as trustee, relating to Unified Western Grocers, Inc.’s Series G 5% Subordinated Redeemable Capital Investment Notes (incorporated by reference to Exhibit 4.D to the United Grocers, Inc. Registration Statement on Form S-2, No. 33-38617).

4.30	Copy of supplemental indenture dated as of July 6, 1992, between Unified Western Grocers, Inc. (as successor to United Grocers, Inc.) and United States National Bank of Oregon, as trustee, relating to Unified Western Grocers, Inc.’s Series H 5% Subordinated Redeemable Capital Investment Notes (incorporated by reference to Exhibit 4.C to the United Grocers, Inc. Registration Statement on Form S-2, No. 33-49450).

4.31	Copy of supplemental indenture dated as of January 9, 1995, between Unified Western Grocers, Inc. (as successor to United Grocers, Inc.) and First Bank National Association, as trustee, relating to Unified Western Grocers, Inc.’s Series J 5% Subordinated Redeemable Capital Investment Notes (incorporated by reference to Exhibit 4.C to the United Grocers, Inc. Registration Statement on Form S-2, No. 33-57199).

4.32	Form of Indenture between the Registrant and U.S. Bank, N.A., as Trustee, relating to $4,000,000 Subordinated Patronage Dividend Certificates Due December 15, 2007 (incorporated by reference to Exhibit 4.35 to the Registrant’s Registration Statement on Form S-2, filed on February 28, 2003, File No. 333-103535).

Exhibit Number	Description

4.33	Form of Subordinated Patronage Dividend Certificate Due December 15, 2007 (included in Exhibit 4.32).

4.34	Secured Revolving Credit Agreement dated as of December 5, 2003, by and among the Registrant, the Lenders named therein and Harris Trust and Savings Bank (incorporated by reference to Exhibit 4.34 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 27, 2003 filed on December 16, 2003, File No. 000-10815).

4.35	Security Agreement dated as of December 5, 2003, by and among the Registrant, the Lenders named therein and Harris Trust and Savings Bank relating to the Secured Revolving Credit Agreement dated as of December 5, 2003, by and among the Registrant, the Lenders named therein and Harris Trust and Savings Bank (incorporated by reference to Exhibit 4.35 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 27, 2003 filed on December 16, 2003, File
No. 000-10815).

5.1*	Opinion of Sheppard, Mullin, Richter & Hampton LLP.

10.1	Amended and Restated Unified Western Grocers, Inc. Cash Balance Plan effective January 1, 2002, as amended (incorporated by reference to Exhibit 10.1 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 28, 2002, filed on January 13, 2003, File No. 000-10815).

10.2	Amended and Restated Deferred Compensation Plan dated as of May 1, 1999 (incorporated by reference to Exhibit 10.2 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended August 28, 1999 filed on November 14, 1999, File No. 000-10815).

10.3	Amended and Restated Unified Western Grocers, Inc. Employees’ Sheltered Savings Plan (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 29, 2001 filed on February 19, 2002, File No. 000-10815).

10.4.1	Unified Western Grocers, Inc., Executive Salary Protection Plan II (“ESPP II”), Master Plan Document, effective January 4, 1995 (incorporated by reference to Exhibit 10.4 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 2, 1995 filed on December 1, 1995, File No. 000-10815).

10.4.2	Amendment No. 1999-I to Unified Western Grocers, Inc. Executive Salary Protection Plan II, effective as of January 1, 1999 (incorporated by reference to Exhibit 10.5 to the Registrant’s Form 10-Q for the quarterly period ended December 31, 2000, filed on February 13, 2001, File
No. 000-10815).

10.4.3	Amendment No. 2000-I to Unified Western Grocers, Inc. Executive Salary Protection Plan II, effective as of January 1, 2000 (incorporated by reference to Exhibit 10.6 to the Registrant’s Form 10-Q for the quarterly period ended December 31, 2000, filed on February 13, 2001, File
No. 000-10815).

10.4.4	Amended and Restated Unified Western Grocers, Inc. Executive Salary Protection Plan II, effective as of January 1, 2003 (incorporated by reference to Exhibit 10.4.4 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended October 2, 2004, filed on December 17, 2004,
File No. 000-10815).

10.5	Master Trust Agreement For Unified Western Grocers, Inc. Executive Salary Protection Plan II, dated as of April 28, 1995 (incorporated by reference to Exhibit 10.5 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 2, 1995 filed on December 1, 1995, File No. 000-10815).

Exhibit Number	Description

10.6	Unified Western Grocers, Inc. Executive Insurance Plan Split dollar Agreement and Schedule of Executive Officers party thereto (incorporated by reference to Exhibit 10.6 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 2, 1995 filed on December 1, 1995, File No. 000-10815).

10.7	Comprehensive Amendment to Unified Western Grocers, Inc. Employees’ Excess Benefit Plan dated as of December 5, 1995 (incorporated by reference to Exhibit 10.7 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended August 30, 1997 filed on November 28, 1997, File
No. 000-10815).

10.8	Comprehensive Amendment to Unified Western Grocers, Inc. Employees’ Supplemental Deferred Compensation Plan dated as of December 5, 1995 (incorporated by reference to Exhibit 10.8 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended August 30, 1997 filed on November 28, 1997, File No. 000-10815).

10.9	Amended and Restated Unified Western Grocers, Inc. Employee Savings Plan (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 29, 2001 filed on February 19, 2002, File No. 000-10815).

10.10	Unified Western Grocers, Inc. Early Retirement Program (incorporated by reference to Exhibit 10.28 to the Form S-4 Registration Statement filed on August 26, 1999, File No. 333-05917).

10.11	Lease, dated as of December 23, 1986, between Cercor Associates and Grocers Specialty Company (incorporated by reference to Exhibit 10.8 to Form S-2 Registration Statement of the Registrant filed on September 2, 1993, File No. 33-68288).

10.12	Expansion Agreement, dated as of May 1, 1991, and Industrial Lease, dated as of May 1, 1991, between Dermody Properties and the Registrant (incorporated by reference to Exhibit 10.9 to Form S-2 Registration Statement of the Registrant filed on September 2, 1993, File No. 33-68288).

10.13	Lease Amendment, dated June 20, 1991, between Dermody Properties and the Registrant (incorporated by reference to Exhibit 10.9.1 to Form S-2 Registration Statement of the Registrant filed on September 2, 1993, File No. 33-68288).

10.14	Lease Amendment, dated October 18, 1991, between Dermody Properties and the Registrant (incorporated by reference to Exhibit 10.9.2 to Form S-2 Registration Statement of the Registrant filed on September 2, 1993, File No. 33-68288).

10.15	Commercial Lease-Net dated December 6, 1994 between TriNet Essential Facilities XII and the Registrant (incorporated by reference to Exhibit 10.17 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 2, 1995 filed on December 1, 1995, File No. 000-10815).

10.16	Purchase Agreement dated November 21, 1994 between the Registrant and TriNet Corporate Realty Trust, Inc. (incorporated by reference to Exhibit 10.18 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 2, 1995 filed on December 1, 1995, File No. 000-10815).

10.17	Form of Employment Agreement between the Company and Alfred A. Plamann (incorporated by reference to Exhibit 10.19 to Form S-4 Registration Statement of the Registrant filed on August 26, 1999, File No. 333-85917).

10.18	Amendment to Employment Agreement dated as of August 1999, between the Registrant and Alfred A. Plamann (incorporated by reference to Exhibit 10.27 to Form S-4 Registration Statement of the Registrant filed on August 26, 1999, File No. 333-85917).

10.19	Second Amendment to Employment Agreement dated as of April 2001, between the Registrant and Alfred A. Plamann (incorporated by reference to Exhibit 10.51 to the Registrant’s Form 10-Q for the quarterly period ended June 30, 2001, filed on August 14, 2001, File No. 000-10815, as amended).

Exhibit Number	Description

10.19.1	Third Amendment to Employment Agreement dated as of August 2003, between the Registrant and Alfred A. Plamann (incorporated by reference to Exhibit 10.19.1 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 27, 2003 filed on December 16, 2003, File No. 000-10815).

10.20	Form of Indemnification Agreement between the Company and each Director and Officer (incorporated by reference to Exhibit A to the Registrant’s Proxy Statement dated February 24, 1997 filed on February 24, 1997, File No. 000-10815).

10.21	Annual Incentive Plan for Chief Executive Officer (incorporated by reference to Exhibit 10.23 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended August 30, 1997 filed on November 28, 1997, File No. 000-10815).

10.22	Annual Incentive Plan for Senior Management (incorporated by reference to Exhibit 10.24 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended August 30, 1997 filed on November 28, 1997, File No. 000-10815).

10.23	Sublease Agreement dated October 27, 1991 for the Eugene Store between United Grocers, Inc. (predecessor-in-interest to the Registrant) and a corporation in which Richard L. Wright, a director of the Registrant, has an interest (incorporated by reference to Exhibit 10.H1 of United Grocers, Inc. Annual Report on Form 10-K for the fiscal year ended October 2, 1998 filed on January 20, 1999, File No. 002-60487).

10.28	Loan guaranties dated June 12, 1980 and September 30, 1988, given by United Grocers, Inc. (predecessor-in-interest to the Registrant) for the benefit of C&K Market, Inc., an affiliate of Raymond L. Nidiffer (incorporated by reference to Exhibit 10.I12 to United Grocers’ Form 10-K for the fiscal year ended September 30, 1989).

10.29	Agreement for Purchase and Sale and Escrow Instructions dated September 17, 1997, between United Grocers, Inc. (predecessor-in-interest to the Registrant) and C&K Market, Inc., an affiliate of Raymond L. Nidiffer (incorporated by reference to Exhibit 10.I5 to United Grocers, Inc.’s Form 10-K for the fiscal year ended October 2, 1998 filed on January 20, 1999, File No. 002-60487).

10.30	Stock Purchase Agreement dated November 17, 1997, by and among United Grocers, Inc. (predecessor-in-interest to the Registrant) and C&K Market, an affiliate of Raymond L. Nidiffer (incorporated by reference to Exhibit 10.I6 to Form 10-K of United Grocers, Inc. filed on January 20, 1999, File No. 002-60487).

10.31	Stock Purchase Agreement dated March 26, 1999 by and among Grocers Capital Company, K.V. Mart Co., an affiliate of Darioush Khaledi, Khaledi Family Partnership I, Khaledi Family Trust dated May 17, 1995, and Parviz Vazin and Vida Vazin (incorporated by reference to Exhibit 10.35 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 30, 2000, filed on December 26, 2000, File No. 000-10815).

10.32	Pledge Agreement dated March 26, 1999 by Khaledi Family Partnership I, Khaledi Family Trust dated May 17, 1995, and Parviz Vazin and Vida Vazin in favor of Grocers Capital Company (incorporated by reference to Exhibit 10.36 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 30, 2000, filed on December 26, 2000, File No. 000-10815).

10.33	Guaranty dated March 26, 1999 by K.V. Mart Co. in favor of Grocers Capital Company (incorporated by reference to Exhibit 10.37 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 30, 2000, filed on December 26, 2000, File No. 000-10815).

10.34	Term Loan Agreement dated as of May 12, 2000 between K.V. Mart Co. and Unified Western Grocers, Inc. relating to a $7,000,000 Promissory Note due May 12, 2005 in favor of Unified Western Grocers, Inc. by K.V. Mart Co. (incorporated by reference to Exhibit 10.38 to the Registrant’s Form 10-Q for the quarterly period ended July 1, 2000 filed on August 17, 2000, File No. 000-10815).

Exhibit Number	Description

10.35	Security Agreement dated as of May 12, 2000 between K.V. Mart Co. and Unified Western Grocers, Inc. relating to the Term Loan Agreement dated as of May 12, 2000 between K.V. Mart Co. and Unified Western Grocers, Inc. (incorporated by reference to Exhibit 10.39 to the Registrant’s Form 10-Q for the quarterly period ended July 1, 2000 filed on August 17, 2000, File No. 000-10815).

10.36	Guaranty dated as of May 12, 2000 by Darioush Khaledi and Shahpar Khaledi, husband and wife, Darioush Khaledi, as Trustee of the Khaledi Family Trust under Declaration of Trust dated May 17, 1995, K.V. Property Company, and Parviz Vazin and Vida Vazin in favor of Unified Western Grocers, Inc. issued pursuant to that certain Term Loan Agreement dated as of May 12, 2000 between K.V. Mart Co. and Unified Western Grocers, Inc. (incorporated by reference to Exhibit 10.40 to the Registrant’s Form 10-Q for the quarterly period ended July 1, 2000 filed on August 17, 2000, File No. 000-10815).

10.37	Stock Collateral Acknowledgement and Consent dated as of May 12, 2000 executed by the shareholders of K.V. Mart Co. (incorporated by reference to Exhibit 10.41 to the Registrant’s Form 10-Q for the quarterly period ended July 1, 2000 filed on August 17, 2000, File No. 000-10815).

10.38	Preferred Stock Purchase Agreement by and between C&K Market, Inc. and Unified Western Grocers, Inc. dated as of December 19, 2000 (incorporated by reference to Exhibit 10.47 to the Registrant’s Form 10-Q for the quarterly period ended December 31, 2000, filed on February 13, 2001, File No. 000-10815).

10.39	Shareholders Agreement by and among Unified Western Grocers, Inc., C&K Market, Inc. and designated shareholders of C&K Market, Inc. dated as of December 19, 2000 (incorporated by reference to Exhibit 10.48 to the Registrant’s Form 10-Q for the quarterly period ended December 31, 2000, filed on February 13, 2001, File No. 000-10815).

10.40	Form of Severance Agreement for Executive Vice Presidents with Three Years or More in an Officer Position executed by Robert M. Ling, Jr., Richard J. Martin and Charles J. Pilliter (incorporated by reference to Exhibit 10.49 to the Registrant’s Form 10-Q for the quarterly period ended December 31, 2000, filed on February 13, 2001, File No. 000-10815).

10.41	Form of Severance Agreement for Vice Presidents, Senior Vice Presidents and Executive Vice Presidents with Less Than Three Years in an Officer Position executed by Philip S. Smith, Rodney L. Van Bebber, Daniel J. Murphy, John C. Bedrosian, William O. Coté, Dirk T. Davis, Luis de la Mata, Stanley G. Eggink, Joseph L. Falvey, Carolyn S. Fox, Don Gilpin, Gary C. Hammett, Gary S. Herman, Joseph A. Ney, David A. Woodward (incorporated by reference to Exhibit 10.50 to the Registrant’s Form 10-Q for the quarterly period ended December 31, 2000, filed on February 13, 2001, File No. 000-10815).

10.42	Form of Subordinated Redemption Note—Excess Class B Shares (incorporated by reference to Exhibit 10.50 to the Registrant’s Form 10-K for the fiscal year ended September 29, 2001 filed on December 27, 2001, File No. 000-10815).

10.43	Agreement relating to the Registrant’s five-year interest rate collar (incorporated by reference to Exhibit 10.51 to Amendment No. 2 to the Registrant’s Registration Statement on Form S-2 filed on May 1, 2002).

10.44	Smart & Final Supply Agreement Dated May 16, 2003 (incorporated by reference to Exhibit 10.45 to the Registrant’s Form 10-Q for the fiscal quarter ended June 28, 2003 filed on August 8, 2003, File No. 000-10815).

10.45	Promissory Note dated June 4, 1996, due on demand in favor of Grocers Capital Company by Robert M. Ling, Jr. (incorporated by reference to Exhibit 10.45 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 27, 2003 filed on December 16, 2003, File No. 000-10815).

Exhibit Number	Description

10.46	Promissory Note dated December 6, 2000, due on demand in favor of Grocers Capital Company by Daniel J. Murphy and Debra A. Murphy (incorporated by reference to Exhibit 10.46 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 27, 2003 filed on December 16, 2003, File No. 000-10815).

10.47	Purchase and Sale Agreement with Joint Escrow Instructions dated as of June 19, 2003, by and between the Registrant and The Alamo Group, Inc. (incorporated by reference to Exhibit 10.47 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 27, 2003 filed on December 16, 2003, File No. 000-10815).

10.48	Addendum to Purchase and Sale Agreement with Joint Escrow Instructions dated as of June 25, 2003, by and between the Registrant and The Alamo Group, Inc. relating to the Purchase and Sale Agreement with Joint Escrow Instructions dated as of June 19, 2003, by and between the Registrant and The Alamo Group, Inc. (incorporated by reference to Exhibit 10.48 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 27, 2003 filed on December 16, 2003, File No. 000-10815).

10.49	First Amendment to Purchase and Sale Agreement with Joint Escrow Instructions dated as of July 31, 2003, by and between the Registrant and The Alamo Group, Inc. relating to the Purchase and Sale Agreement with Joint Escrow Instructions dated as of June 19, 2003, by and between the Registrant and The Alamo Group, Inc. (incorporated by reference to Exhibit 10.49 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 27, 2003 filed on December 16, 2003, File No. 000-10815).

10.50	Second Amendment to Purchase and Sale Agreement with Joint Escrow Instructions dated as of August 15, 2003, by and between the Registrant and The Alamo Group, Inc. relating to the Purchase and Sale Agreement with Joint Escrow Instructions dated as of June 19, 2003, by and between the Registrant and The Alamo Group, Inc. (incorporated by reference to Exhibit 10.50 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 27, 2003 filed on December 16, 2003, File No. 000-10815).

10.51	Third Amendment to Purchase and Sale Agreement with Joint Escrow Instructions dated as of August 22, 2003, by and between the Registrant and The Alamo Group, Inc. relating to the Purchase and Sale Agreement with Joint Escrow Instructions dated as of June 19, 2003, by and between the Registrant and The Alamo Group, Inc. (incorporated by reference to Exhibit 10.51 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 27, 2003 filed on December 16, 2003, File No. 000-10815).

10.52	Fourth Amendment to Purchase and Sale Agreement with Joint Escrow Instructions dated as of August 27, 2003, by and between the Registrant and The Alamo Group, Inc. relating to the Purchase and Sale Agreement with Joint Escrow Instructions dated as of June 19, 2003, by and between the Registrant and The Alamo Group, Inc. (incorporated by reference to Exhibit 10.52 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 27, 2003 filed on December 16, 2003, File No. 000-10815).

10.53	Fifth Amendment to Purchase and Sale Agreement with Joint Escrow Instructions dated as of November 18, 2003, by and between the Registrant and AH Investors, LLC relating to the Purchase and Sale Agreement with Joint Escrow Instructions dated as of June 19, 2003, by and between the Registrant and The Alamo Group, Inc. (incorporated by reference to Exhibit 10.53 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 27, 2003 filed on December 16, 2003, File No. 000-10815).

Exhibit Number	Description

10.54	Operating Agreement of AH Investors, LLC dated as of November 26, 2003, by and among AH Investors, LLC, Hall Portola, Inc. and Alamo Group VIII, LLC (incorporated by reference to Exhibit 10.54 to the Registrant’s Form 10-Q for the fiscal quarter ended December 27, 2003 filed on February 10, 2004, File No. 000-10815).

10.55	Operating Agreement of TDH Investors, LLC dated as of November 26, 2003, by and among TDH Investors, LLC, Hall Portola, Inc. and Alamo Group VIII, LLC (incorporated by reference to Exhibit 10.55 to the Registrant’s Form 10-Q for the fiscal quarter ended December 27, 2003 filed on February 10, 2004, File No. 000-10815).

10.56	First Amendment to Agreement Regarding Assets dated as of December 19, 2003, by and among the Registrant, AH Investors, LLC and TDH Investors, LLC relating to the Fifth Amendment to Purchase and Sale Agreement with Joint Escrow Instructions dated as of November 18, 2003, by and between the Registrant and AH Investors, LLC (incorporated by reference to Exhibit 10.56 to the Registrant’s Form 10-Q for the fiscal quarter ended December 27, 2003 filed on February 10, 2004, File No. 000-10815).

10.57	Sixth Amendment to Purchase and Sale Agreement with Joint Escrow Instructions dated as of December 19, 2003, by and between the Registrant and AH Investors, LLC relating to the Purchase and Sale Agreement with Joint Escrow Instructions dated as of June 19, 2003, by and between the Registrant and The Alamo Group, Inc. (incorporated by reference to Exhibit 10.57 to the Registrant’s Form 10-Q for the fiscal quarter ended December 27, 2003 filed on February 10, 2004, File No. 000-10815).

10.58	Form of Severance Agreement for Vice Presidents and Senior Vice Presidents, and Executive Vice Presidents with Less than Three Years in an Officer Position dated as of March 12, 2003, by and between the Registrant and Christine Neal (incorporated by reference to Exhibit 10.58 to the Registrant’s Form 10-Q for the fiscal quarter ended December 27, 2003 filed on February 10, 2004, File No. 000-10815).

10.59	Form of Severance Agreement for Executive Vice Presidents with Three Years or More in an Officer Position dated as of October 2, 2003, by and between the Registrant and Philip S. Smith (incorporated by reference to Exhibit 10.59 to the Registrant’s Form 10-Q for the fiscal quarter ended December 27, 2003 filed on February 10, 2004, File No. 000-10815).

10.60	Series A Preferred Stock Exchange Agreement dated as of December 29, 2003, by and between C&K Market, Inc. and the Registrant (incorporated by reference to Exhibit 10.60 to the Registrant’s Form 10-Q for the fiscal quarter ended December 27, 2003 filed on February 10, 2004, File No. 000-10815).

10.61	Shareholders Agreement dated as of December 29, 2003, by and among the Registrant, C&K Market, Inc. and designated shareholders of C&K Market, Inc. (incorporated by reference to Exhibit 10.61 to the Registrant’s Form 10-Q for the fiscal quarter ended December 27, 2003 filed on February 10, 2004, File No. 000-10815).

10.62	Supply Agreement dated as of December 29, 2003, by and between the Registrant and C&K Market, Inc. (incorporated by reference to Exhibit 10.62 to the Registrant’s Form 10-Q for the fiscal quarter ended December 27, 2003 filed on February 10, 2004, File No. 000-10815).

10.63	Continuing Guaranty dated as of December 29, 2003, by designated shareholders of C&K Market, Inc. in favor of the Registrant relating to the Series A Preferred Stock Exchange Agreement dated as of December 29, 2003, by and between C&K Market, Inc. and the Registrant (incorporated by reference to Exhibit 10.63 to the Registrant’s Form 10-Q for the fiscal quarter ended December 27, 2003 filed on February 10, 2004, File No. 000-10815).

Exhibit Number	Description

10.64	Intercreditor and Subordination Agreement dated as of December 29, 2003, by and among designated subordinated creditors of C&K Market, Inc., C&K Market, Inc. and the Registrant (incorporated by reference to Exhibit 10.64 to the Registrant’s Form 10-Q for the fiscal quarter ended December 27, 2003 filed on February 10, 2004, File No. 000-10815).

10.65	Right of First Refusal Agreement dated as of December 29, 2003, by and among C&K Market, Inc., designated shareholders of C&K Market, Inc. and the Registrant (incorporated by reference to Exhibit 10.65 to the Registrant’s Form 10-Q for the fiscal quarter ended December 27, 2003 filed on February 10, 2004, File No. 000-10815).

10.66	Seventh Amendment to Purchase and Sale Agreement with Joint Escrow Instructions dated as of April 26, 2004, by and between the Registrant and AH Investors, LLC relating to the Purchase and Sale Agreement with Joint Escrow Instructions dated as of June 19, 2003, by and between the Registrant and The Alamo Group, Inc. (incorporated by reference to Exhibit 10.66 to the Registrant’s Form 10-Q for the fiscal quarter ended June 26, 2004 filed on August 3, 2004, File No. 000-10815).

10.67	Second Amended and Restated Loan Purchase and Service Agreement dated as of June 9, 2004, between Grocers Capital Company and National Consumer Cooperative Bank, as buyer (incorporated by reference to Exhibit 10.67 to the Registrant’s Form 10-Q for the fiscal quarter ended June 26, 2004 filed on August 3, 2004, File No. 000-10815).

10.68	Second Amended and Restated Credit Agreement dated as of June 9, 2004, among Grocers Capital Company, the lenders listed therein and National Consumer Cooperative Bank, as agent (incorporated by reference to Exhibit 10.68 to the Registrant’s Form 10-Q for the fiscal quarter ended June 26, 2004 filed on August 3, 2004, File No. 000-10815).

12.1	Computation of Ratio of Earnings to Fixed Charges (incorporated by reference to Exhibit 12.1 to the Registrant’s Registration Statement on Form S-2 filed on March 9, 2005, File No. 333-123220).

13.1	Annual Report to Security Holders (incorporated by reference from the Registrant’s Annual Report on Form 10-K for the fiscal year ended October 2, 2004 filed on December 17, 2004, File No. 000-10815).

13.2	Quarterly Report to Security Holders (incorporated by reference from the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 1, 2005 filed on February 11, 2005, File No. 000-10815).

13.3	Definitive Proxy Statement to Security Holders relating to the Registrant’s Annual Meeting of Shareholders held on February 15, 2005 (incorporated by reference from the Registrant’s Definitive Proxy Statement on Form DEF 14A filed on January 6, 2005).

13.4	Amendment No. 1 to Annual Report to Security Holders (incorporated by reference from the Registrant’s Amendment No. 1 to Annual Report on Form 10-K/A for the fiscal year ended October 2, 2004 filed on May 11, 2005, File No. 000-10815).

23.1*	Consent of Deloitte & Touche LLP.

23.2*	Consent of Sheppard, Mullin, Richter & Hampton LLP (included in Exhibit 5.1).

*	Filed herewith.